
07082943


SEC MAIL PROCESSING
RECEIVED
NOV 05 2007
185
SECTION

THOR INDUSTRIES, INC.

2007 ANNUAL REPORT

DEAR FELLOW STOCKHOLDERS:

Your company achieved results that once again surpassed all other companies in our two industries.

Sales, net income, and E.P.S. were the second highest in the company's history, and we start the new fiscal year with record cash and short term investments of $346.5 million, up from $264.4 million last year.

The year was characterized by softness in motor homes and little strength in travel trailers and fifth wheels. In contrast, the mid-size bus industry is up 22% in unit shipments through June, 2007, following an 11% increase in 2006. We expect bus industry unit shipments to increase by double digits in 2007 and again in 2008.

We now sell 28% of units sold in the recreation vehicle industry and nearly 40% of units sold in the small and mid-size bus industry. Each of our industries was characterized by extreme price pressure from desperate competitors, several of which continue to incur large losses. Some are even operating at gross margin losses.

Highlights of fiscal 2007 were:

- We achieved sales of $2.86 billion, second only to record sales of $3.07 billion in fiscal 2006.
- Net income was $134.7 million, our second best, compared to $163.4 million the prior year. E.P.S. were $2.42 versus $2.89 in fiscal 2006.
- RV sales were $2.45 billion compared to $2.75 billion last year. Bus sales were a record $400.6 million, up 27% from $315.8 million in the prior year.
- We achieved a return of 19% on beginning stockholders equity, an outstanding return especially in view of our strong cash position throughout the year.
- In January, *Forbes* magazine listed Thor as "The Best of the Best" in its 400 Best Managed Big Companies in America edition. We were also recognized for outstanding financial performance, leadership, innovation, and execution.
- We are now ranked 643 in *Fortune* magazine's 1,000 listing. Importantly, we ranked 1st out of 28 companies in the Motor Vehicles and Parts industry in Earnings Per Share growth (26% average) over 10 years, 1996 through 2006, as well as 1st in profits as a percentage of total assets (17%). Thor was ranked 2nd out of the 28 companies in average total return to investors over ten years (27%), 2nd in 2006 profit as a percentage of stockholders equity (24%) and 2nd in profit growth from 2005 to 2006 (15%).
- After year end we declared a special dividend of $2.00 per share payable on October 8, 2007. This special dividend indicates our continuing commitment to provide our shareholders with superior returns.

On March 7, 2007, the Museum of Modern Art (MoMA) in New York acquired a restored 1963 Airstream Bambi travel trailer. The Bambi joins an original Jeep, a Ferrari, a Jaguar E-type, and the original VW Beetle as one of only 7 vehicles in the famed collection. The selection of the Bambi by MoMA reflects Airstream's status as a true American icon.

The year was marred by the fraud of one rogue subsidiary employee who overrode internal control procedures, resulting in adjustments to net income totaling $16 million in fiscal 2004, 2005, and 2006 and the quarter ended October 31, 2006. We assure you that this violation of Thor's integrity and reputation is being pursued in the most aggressive legal manner and that we have taken several measures to help ensure such an incident never happens again.

On March 12, 2007, your Board appointed H. Coleman Davis III as the company's Chief Operating Officer and Geoffrey A. Thompson as lead director. On October 15, 2007, your Board promoted Richard E. Riegel III to Chief Operating Officer. Mr. Davis will continue as Chairman of Keystone RV and a member of Thor's Board of Directors.



Wade F.B. Thompson,
Chairman, President and Chief Executive Officer



Peter B. Orthwein,
Vice Chairman and Treasurer

FINANCIAL HIGHLIGHTS

($000, except per share)	2007	2006	2005	2004	2003	2002
Net sales	$ 2,856,308	$ 3,066,276	$ 2,558,141	$ 2,187,739	$ 1,571,404	$ 1,245,300
Gross profit	$ 363,295	$ 431,458	$ 335,535	$ 297,959	$ 222,267	$ 157,067
Income before taxes	$ 196,860	$ 256,111	$ 189,379	$ 165,642	$ 126,244	$ 81,827
Net income	$ 134,731	$ 163,405	$ 119,143	$ 104,513	$ 78,631	$ 51,182
Stockholders' equity	$ 766,331	$ 699,849	$ 593,191	$ 510,032	$ 414,822	$ 334,619
Return on beginning stockholders' equity	19%	28%	23%	25%	23%	23%
Cash & investments	$ 346,464	$ 264,373	$ 208,815	$ 199,166	$ 172,233	$ 117,815
Working capital	$ 428,329	$ 360,751	$ 271,032	$ 254,625	$ 190,690	$ 134,318
Current ratio	2.55	2.24	2.09	2.05	2.01	1.86
Capital expenditures	$ 13,105	$ 31,008	$ 47,670	$ 26,940	$ 27,264	$ 7,484
Depreciation and amortization	$ 13,906	$ 14,046	$ 10,775	$ 8,455	$ 6,385	$ 5,225
Total assets	$ 1,059,297	$ 1,004,725	$ 853,893	$ 762,163	$ 608,941	$ 497,503
Per share amounts:						
Net income	$ 2.42	$ 2.89	$ 2.10	$ 1.83	$ 1.38	$ .94
Book value	$ 13.74	$ 12.56	$ 10.47	$ 8.93	$ 7.25	$ 5.87

STOCK PRICE PERFORMANCE GRAPH

The performance graph set forth below compares the cumulative total stockholder returns on the Company's Common Stock (assumes $100 invested on July 31, 2002 and that all dividends are reinvested) against the cumulative total returns of the Standard and Poor's Corporation's S&P 500 composites stock price index (S&P 500) and a "Peer Group" of companies selected by the Company whose primary business is recreation vehicles or mid-size buses for the five year period ended July 31, 2007. The peer group consists of the following companies: Coachmen Industries, Inc.; Fleetwood Enterprises, Inc.; Winnebago Industries, Inc.; Monaco Coach, Inc.; and Supreme Industries, Inc. The Company cautions that stock price performance noted below should not be considered indicative of potential future stock price performance. The Company changed its peer group in fiscal 2003 to include Monaco Coach, Inc. and remove Collins Industries, Inc.

PERFORMANCE GRAPH
THOR INDUSTRIES, INC. COMMON STOCK



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Thor Industries, Inc.
Peer Group
S&P 500 Composite Index

DIRECTORS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Neil D. Chrisman
Managing Director (retired), J. P. Morgan & Co.

H. Coleman Davis, III
Chairman, Keystone

Alan Siegel, Esq.
Partner (retired), Akin Gump Strauss Hauer & Feld, LLP, Attorneys-at-Law

Jan H. Suwinski
Professor, Business Operations, Graduate School of Management, Cornell University

Geoffrey A. Thompson
Private Investor

William C. Tomson
Vice Chairman, Board Member, Inc.

OFFICERS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Walter L. Bennett
Executive Vice President, Secretary, and Chief Financial Officer

Richard E. Riegel, III
Chief Operating Officer

Michael W. Stout
Vice President

SENIOR OPERATING MANAGEMENT

Recreation Vehicles

John P. Attila
President, Komfort

H. Coleman Davis, III
Chairman, Keystone

George W. Bruneau
President, General Coach, BC

Roger W. Faulkner
President, General Coach, ON

Ronald J. Fenech
President, Keystone

William C. Fenech
President, Damon

Richard W. Florea
President, Dutchmen

Tim J. Howard
President, Breckenridge

Lawrence J. Huttle
Chairman, Airstream

Jeffery L. Kime
President, Four Winds

Mark R. Lucas
President, Crossroads

John C. Draheim
President, Thor California

Robert H. Wheeler, III
President, Airstream

Buses

Andrew Imanse
Group President, Thor Commercial Bus

Sheldon E. Walle
President, ElDorado National, KS

Anthony W. Wayne
President, ElDorado National, CA

John A. Resnik
President, Champion Bus

Troy Snyder
President, Goshen Coach

THO LISTED NYSE.

THOR IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL THO.
TRANSFER AGENT AND REGISTRAR: Computershare Investor Services

The use of recycled paper in this annual report and our product brochures is part of Thor's effort to minimize waste, conserve our resources and reduce litter. Providing our customers with safe, fuel-efficient recreation vehicles and buses is another major objective. It's our way of demonstrating we are the industry leader in preserving our nation's environment.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2007, Commission File Number 1-9235

THOR INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	93-0768752
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
419 W. Pike Street, Jackson Center, Ohio	45334-0629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (937) 596-6849

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class:	Name of each exchange on which registered:
Common Stock (par value $.10 per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to the filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 126-2 of the Exchange Act.)
Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of January 31, 2007 was $1,528,332,097, based on the closing price of the registrant's common shares on January 31, 2007, the last business day of the registrant's most recently completed second fiscal quarter. Solely for the purpose of this calculation and for no other purpose, the non-affiliates of the registrant are assumed to be all shareholders of the registrant other than (i) directors of the registrant (ii) executive officers of the registrant who are identified as "named executive officers" pursuant to Item 11 of the registrant's Form 10-K and (iii) any shareholder that beneficially owns 10% or more of the registrant's common stock. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant. The number of common shares of registrant's stock outstanding as of September 14, 2007 was 55,801,554. Documents incorporated by reference:

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on December 4, 2007 are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, all amounts presented in thousands except units, square feet, share and per share data.

ITEM 1. BUSINESS

General Development of Business

Our company was founded in 1980 and produces and sells a wide range of recreation vehicles and small and mid-size buses in the United States and Canada. We are incorporated in Delaware and are the successor to a corporation of the same name which was incorporated in Nevada on July 29, 1980. Our principal executive office is located at 419 West Pike Street, Jackson Center, Ohio 45334 and our telephone number is (937) 596-6849. Our Internet address is *www.thorindustries.com.* We maintain current reports, available free of charge, on our web site.

Our principal recreation vehicle operating subsidiaries are Airstream, Inc. (*Airstream*), CrossRoads RV *(CrossRoads)*, Dutchmen Manufacturing, Inc. (*Dutchmen*), Four Winds International, Inc. (*Four Winds*), Keystone RV Company (*Keystone*), Komfort Corp. (*Komfort*), Citair, Inc. (*Citair*), Thor California, Inc. (*Thor California*), and Damon Corporation *(Damon)*. Our principal bus operating subsidiaries are Champion Bus, Inc. (*Champion*), ElDorado National California, Inc. (*ElDorado California*), ElDorado National Kansas, Inc. (*ElDorado Kansas*) and Goshen Coach, Inc. *(Goshen Coach)*.

On November 1, 2004 we completed our acquisition of the stock of DS Corp. dba CrossRoads RV, an Indiana corporation ("CrossRoads"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 28, 2004, by and among our Company, Thor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of our Company ("Acquisition Subsidiary"), CrossRoads and the securityholders of CrossRoads. CrossRoads is engaged in the business of manufacturing towable recreation vehicles. Under the terms of the Merger Agreement, Acquisition Subsidiary merged with and into CrossRoads, and CrossRoads continued as the surviving corporation (the "Merger"). In addition, as part of the Merger, certain members of management of CrossRoads entered into non-competition agreements with our Company.

The purchase price paid by us for the acquisition of the stock of CrossRoads was $28,030, which was payable in cash and was funded from our cash on hand. The fair value of assets acquired and liabilities assumed was $32,958 and $4,928 respectively. The purchase price allocation includes $1,176 of non-compete agreements, which will be amortized over two to seven years, $20,485 of goodwill and $794 for trademarks that are not currently subject to amortization.

On May 27, 2005, we completed our acquisition of the Goshen Coach Division of Veritrans Specialty Vehicles, Inc. pursuant to an asset purchase agreement dated May 26, 2005 for cash of $10,083. The fair value of assets acquired and liabilities assumed was $10,354 and $271 respectively.

Recreation Vehicles

We believe that we are the largest unit and revenue manufacturer of recreation vehicles in North America based on retail statistics published by Statistical Surveys, Inc. and publicly reported results.

Airstream

Our Airstream subsidiary manufactures and sells premium and medium-high priced travel trailers and motorhomes under the trade name *Airstream Classic*. Airstream Classic vehicles are distinguished by their rounded shape and bright aluminum finish and, in our opinion, constitute the most recognized product in the recreation vehicle industry. Airstream, responding to the demands of the market for a lighter, lower-cost product, also manufactures and sells the Airstream *Safari, International, Bambi* and *Base Camp* travel trailers. Airstream also sells the *Interstate* Class B motorhome.

Dutchmen

Our Dutchmen subsidiary manufactures and sells conventional travel trailers and fifth wheels primarily under the trade names *Dutchmen, Four Winds, Aero, T@b, Grand Junction* and *Colorado.*

Four Winds

Our Four Winds subsidiary manufactures and sells gasoline and diesel Class C and Class A motorhomes. Its products are sold under trade names such as *Four Winds*, *Hurricane*, *Windsport*, *Mandalay*, *Presidio*, *Dutchmen*, *Chateau* and *Fun Mover*.

CrossRoads

Our CrossRoads subsidiary manufactures and sells conventional travel trailers and fifth wheels under the trade names *Cross Terrain, Cruiser, Zinger and Sunset Trail.*

Citair

Our Citair subsidiary manufactures moderately-priced travel trailers, fifth wheels, Class C motorhomes and truck campers. It operates under the name *General Coach* and sells recreation vehicles under the trade names *Citation* and *Corsair*.

Keystone

Our Keystone subsidiary manufactures and sells travel trailers and fifth wheels under trade names such as *Montana*, *Springdale*, *Hornet*, *Sprinter*, *Outback*, *Laredo*, *Everest*, *Mountaineer*, *Challenger*, and *Cougar*.

Komfort

Our Komfort subsidiary manufactures and sells travel trailers and fifth wheels under the trade names *Komfort* and *Trailblazer* primarily in the western United States and western Canada.

Thor California

Our Thor California subsidiary manufactures and sells travel trailers and fifth wheels under the trade names *Tahoe*, *Summit*, *Wave* and *Jazz* primarily in the western United States.

Damon Motor Coach

Damon Motor Coach manufactures and sells gasoline and diesel Class A motor homes under the names *Daybreak*, *Challenger*, *Astoria*, *Tuscany* and *Outlaw*.

Breckenridge

Breckenridge is the park model division of Damon Corporation. Park models are factory built second homes designed for recreational living. They are towed to a destination site such as a lake, woods or park and are considered a country cottage.

Buses

We believe that our bus segment is the largest unit manufacturer of small and mid-size commercial buses in North America based on statistics published by the Mid-Size Bus Manufacturers Association.

ElDorado National

ElDorado National, comprised of our ElDorado Kansas and ElDorado California subsidiaries, manufactures and sells buses for transit, airport car rental and hotel/motel shuttles, paramedical transit for hospitals and nursing homes, tour and charter operations and other uses.

ElDorado National manufactures and sells buses under trade names such as *Aerolite*, *AeroElite*, *Aerotech*, *Escort*, *MST*, *Transmark*, *EZ Rider*, and *Axess*, its 40 foot bus. ElDorado National's plants are located in Salina, Kansas and Riverside, California.

Champion Bus

Champion manufactures and sells small and mid-size buses under trade names such as *Challenger*, *Defender*, and *Crusader.*

Goshen Coach

Goshen Coach manufactures and sells small and mid-size buses under trade names such as *GC II* and *Pacer.*

Product Line Sales and Segment Information

The Company has three reportable segments: 1.) towable recreation vehicles, 2.) motorized recreation vehicles, and 3.) buses. The towable recreation vehicle segment consists of product lines from the following operating companies that have been aggregated: Airstream, Breckenridge, CrossRoads, Dutchmen, General Coach Hensall & Oliver, Keystone, Komfort, and Thor California. The motorized recreation vehicle segment consists of product lines from the following operating companies that have been aggregated: Airstream, Damon, Four Winds and Oliver. The bus segment consists of the following operating companies that have been aggregated: Champion Bus, ElDorado California, ElDorado Kansas, and Goshen Coach.

The table below sets forth the contribution of each of the Company's product lines to net sales in each of the last three fiscal years.

	2007 Amount	%	2006 Amount	%	2005 Amount	%
Recreation Vehicles:						
Towables	$ 1,890,100	66	$ 2,173,483	71	$ 1,742,108	68
Motorized	565,523	20	577,025	19	566,138	22
Total Recreation Vehicles	2,455,623	86	2,750,508	90	2,308,246	90
Buses	400,685	14	315,768	10	249,895	10
Total Net Sales	$ 2,856,308	100	$ 3,066,276	100	$ 2,558,141	100

Additional information concerning business segments is included in Note L of the Notes to the Company's Consolidated Financial Statements.

Recreation Vehicles

Overview

We manufacture and sell a wide variety of recreation vehicles throughout the United States and Canada, as well as related parts and accessories. Recreation vehicle classifications are based upon standards established by the Recreation Vehicle Industry Association (RVIA). The principal types of recreation vehicles that we produce include conventional travel trailers, fifth wheels, Class A and Class C motorhomes and park models.

Travel trailers are non-motorized vehicles which are designed to be towed by passenger automobiles, pickup trucks, SUV's or vans. Travel trailers provide comfortable, self-contained living facilities for short periods of time. We produce "conventional," and "fifth wheel" travel trailers. Conventional trailers are towed by means of a frame hitch attached to the towing vehicle. Fifth wheel trailers, designed to be towed by pickup trucks, are constructed with a raised forward section that is attached to the bed area of the pickup truck.

Park models are recreational dwellings towed to a permanent site such as a lake, woods or park. The maximum size of park models is 400 square feet. They provide comfortable self contained living and are second homes for their owners, according to *The Recreational Park Trailer Association.*

A motorhome is a self-powered vehicle built on a motor vehicle chassis. Motorhomes are self-contained with their own lighting, heating, cooking, refrigeration, sewage holding and water storage facilities, so that they can be lived in without being attached to utilities.

Class A motorhomes, constructed on medium-duty truck chassis, are supplied complete with engine and drive train components by motor vehicle manufacturers such as Workhorse Custom Chassis, Spartan, Ford and Freightliner. We design, manufacture and install the living area and driver's compartment of Class A motorhomes. Class C motorhomes are built on a Ford, General Motors or Daimler

Chrysler small truck or van chassis which includes an engine, drive train components, and a finished cab section. We construct a living area which has access to the driver's compartment and attaches to the cab section. Although they are not designed for permanent or semi-permanent living, motorhomes can provide comfortable living facilities for short periods of time.

Production

In order to minimize finished inventory, our recreation vehicles generally are produced to order. Our facilities are designed to provide efficient assembly line manufacturing of products. Capacity increases can be achieved at relatively low cost, largely by increasing the number of production employees or by acquiring or leasing additional facilities and equipment.

We purchase in finished form many of the components used in the production of our recreation vehicles. The principal raw materials used in the manufacturing processes for motorhomes and travel trailers are aluminum, lumber, plywood, plastic, fiberglass, and steel purchased from numerous suppliers. We believe that, except for chassis, substitute sources for raw materials and components are available with no material impact on our operations. We are able to obtain the benefit of volume price discounts for many of our purchases of raw materials and components by centralized purchasing.

Our relationship with our chassis suppliers is similar to all buyer/vendor relationships and no special contractual commitment is engaged in by either party. Historically, Ford and General Motors resort to an industry-wide allocation basis during restriction of supply. These allocations would be based on the volume of chassis previously purchased. Sales of motor homes and small buses rely on these chassis and are affected accordingly.

Generally, all of our operating subsidiaries introduce new or improved lines or models of recreation vehicles each year. Changes typically include new sizes and floorplans, different decors or design features, and engineering improvements.

Seasonality

Since recreation vehicles are used primarily by vacationers and campers, our recreation vehicle sales are seasonal and, in most geographical areas, tend to be significantly lower during the winter months than in other periods. As a result, recreation vehicle sales are historically lowest during the second fiscal quarter, which ends on January 31 of each year.

Marketing and Distribution

We market our recreation vehicles through independent dealers located throughout the United States and Canada. Each of our recreation vehicle operating subsidiaries maintains its own dealer organization, with some dealers carrying more than one of our product lines. As of July 31, 2007, there were approximately 1,532 dealers carrying our products in the U.S. and Canada. We believe that close working relationships between our management and sales personnel and the many independent dealers provide us with valuable information on customer preferences and the quality and marketability of our products. Additionally, by maintaining substantially separate dealer networks for each of our subsidiaries, our products are more likely to be competing against competitor's products in similar price ranges rather than against our other products. Park models are typically sold by park model dealers as well as by some travel trailer dealers.

Each of our recreation vehicle operating subsidiaries has an independent sales force to call on their dealers. Our most important sales promotions occur at the major recreation vehicle shows for dealers which take place throughout the year at different locations across the country. We benefit from the recreation vehicle awareness advertising and major marketing programs sponsored by the RVIA in national print media and television. We engage in a limited amount of consumer-oriented advertising for our recreation vehicles, primarily through industry magazines, the distribution of product brochures, direct mail advertising campaigns and the internet.

In our selection of individual dealers, we emphasize the dealer's financial strength to maintain a sufficient inventory of our products, as well as their reputation, experience, and ability to provide service. Many of our dealers carry the recreation vehicle lines of one or more of our competitors. Each of our operating subsidiaries has sales agreements with their dealers and these agreements are subject to annual review. No single recreation vehicle dealer accounted for more than 10% of our consolidated net sales of recreation vehicles during fiscal 2007.

Substantially all of our sales to dealers are made on terms requiring cash on delivery or within 10 days thereafter. We generally do not finance dealer purchases. Most dealers are financed on a "floorplan" basis by an unrelated bank or financing company which lends the dealer all or substantially all of the wholesale purchase price and retains a security interest in the vehicles purchased. As is customary in the recreation vehicle industry, we will execute a repurchase agreement with a lending institution financing a dealer's purchase of our products upon the lending institution's request and after completion of a credit investigation of the dealer involved. Repurchase agreements provide that for up to 12 months after a unit is financed and in the event of default by the dealer we will repurchase the unit repossessed by the lending institution for the amount then due, which is often less than 100% of the dealer's cost. The risk of loss under repurchase agreements is spread over numerous dealers and is further reduced by the resale value of the units which we would be required to repurchase. In our experience, losses under repurchase agreements have not been significant and we believe that any future losses under these agreements would not have a material adverse effect on our company.

The losses incurred due to repurchase were approximately $1,017, $648 and $1,865 in fiscal 2007, 2006 and 2005, respectively.

Joint Ventures

In March 1996, our Company and Cruise America, Inc. formed a 50/50 ownership joint venture, CAT Joint Venture LLC, to make short-term rentals of motorized recreation vehicles to the public. As of July 31, 2007 we were contingently liable for repurchase obligations of CAT Joint Venture inventory in the amount of approximately $14,498.

Thor Credit Corporation, a 50/50 ownership joint venture with GE Consumer Finance and operated by GE Consumer Finance, provides retail credit to ultimate purchasers of any recreation vehicle purchased from a Thor dealer. This retail credit program is not limited to Thor products.

Backlog

As of July 31, 2007, the backlog for towable and motorized recreation vehicle orders was $276,136 and $84,718, respectively, compared to $229,823 and $103,214, respectively, at July 31, 2006. Backlog represents unfilled dealer orders on a particular day which can and do fluctuate on a seasonal basis. In the recreation vehicle business our manufacturing time is quite short.

Historically, the amount of our current backlog compared to our backlog in previous periods reflects general economic and industry conditions and, together with other relevant factors such as continued acceptance of our products by the consumer, may be an indicator of our revenues in the near term.

Warranties

We currently provide purchasers of our recreation vehicles with a standard one or two-year limited warranty against defects in materials and workmanship and a standard two year limited warranty on certain major components separately warranted by the suppliers of these components. The chassis and engines of our motorhomes are warranted for three years or 36,000 miles by their manufacturers. A wholly owned captive insurance company provides coverage for product warranties.

Buses

Overview

Our line of buses are sold under the names ElDorado National, Champion Bus and Goshen Coach. Our line of small and mid-size buses consists of airport shuttle buses, intra-urban and inter-urban mass transportation buses, and buses for tourist uses. Our *Axess* 40 foot bus is designed for transit and airport shuttle uses.

Production

Our bus production facilities in Salina, Kansas; Riverside, California; Imlay City, Michigan; and Elkhart, Indiana are designed to provide efficient assembly line manufacturing of our buses. The vehicles are produced according to specific orders which are normally obtained by dealers.

Some of the chassis, all of the engines and auxiliary units, and some of the seating and other components used in the production of our small and mid-size buses are purchased in finished form. Our Riverside, California, facility assembles chassis for our rear engine buses from industry standard components and assembles these buses directly on the chassis.

The principal raw materials used in the manufacturing of our buses are fiberglass, steel, aluminum, plywood, and plastic. We purchase most of the raw materials and components from numerous suppliers. We purchase most of our bus chassis from Ford, Freightliner and General Motors and engines from Cummins, Caterpillar, and John Deere. We believe that, except for chassis, raw materials and components could be purchased from other sources, if necessary, with no material impact on our operations.

Marketing and Distribution

We market our small and mid-size buses through a network of 65 independent dealers in the United States and Canada. We select dealers using criteria similar to those used in selecting recreation vehicle dealers. During fiscal 2007, one of our dealers accounted for 22% of the Company's bus net sales and another accounted for 12%. We also sell our small and mid-size buses directly to certain national accounts such as major rental car companies, hotel chains, and transit authorities. Most of our bus sales are derived from contracts with state and local transportation authorities, in some cases with partial funding from federal agencies.

Terms of sale are typically cash on delivery or through national floorplan financing institutions. Sales to some state transportation agencies and other government agencies may be on longer terms.

Backlog

As of July 31, 2007 the backlog for bus orders was $228,862 compared to $216,454 at July 31, 2006. The time for fulfillment of bus orders is substantially longer than in the recreation vehicle industry because generally buses are made to customer specification. The existing backlog of bus orders is expected to be filled in fiscal 2008.

Historically, the amount of our current backlog compared to our backlog in previous periods reflects general economic and industry conditions and, together with other relevant factors such as continued acceptance of our products by the consumer, may be an indicator of our revenues in the near term.

Warranties

We currently provide purchasers of our buses with a limited warranty for one year or 12,000 miles against defects in materials and workmanship, excluding only certain specified components which are separately warranted by suppliers. We provide body structure warranty on buses ranging from 2 years 50,000 miles to 5 years 75,000 miles. The chassis and engines of our small and mid-size buses are warranted for three years or 36,000 miles by their manufacturers. A wholly owned captive insurance company provides coverage for product warranties.

Regulation

We are subject to the provisions of the National Traffic and Motor Vehicle Safety Act and the safety standards for recreation vehicles, buses and recreation vehicle and bus components which have been promulgated thereunder by the U.S. Department of Transportation. Because of our sales in Canada, we are also governed by similar laws and regulations issued by the Canadian government.

We are a member of the RVIA, a voluntary association of recreation vehicle manufacturers which promulgates recreation vehicle safety standards. We place an RVIA seal on each of our recreation vehicles to certify that the RVIA's standards have been met.

Both federal and state authorities have various environmental control standards relating to air, water, and noise pollution which affect our business and operations. For example, these standards, which are generally applicable to all companies, control our choice of paints, discharge of air compressor waste water and noise emitted by factories. We rely upon certifications obtained by chassis manufacturers with respect to compliance by our vehicles with all applicable emission control standards.

We are also subject to the regulations promulgated by the Occupational Safety and Health Administration, or OSHA. Our plants are periodically inspected by federal agencies concerned with health and safety in the work place, and by the RVIA, to ensure that our products comply with applicable governmental and industry standards.

We believe that our products and facilities comply in all material respects with applicable vehicle safety, environmental, RVIA, and OSHA regulations.

We do not believe that compliance with the regulations discussed above will have any material effect on our capital expenditures, earnings or competitive position.

Competition

Recreation Vehicles

The recreation vehicle industry is characterized by relative ease of entry, although the codes, standards, and safety requirements introduced in recent years are a deterrent to new competitors. The need to develop an effective dealer network also acts as a barrier to entry. The recreation vehicle market is intensely competitive with a number of other manufacturers selling products which compete directly with our products. Competition in the recreation vehicle industry is based upon price, design, value, quality, and service. We believe that the quality, design, and price of our products and the warranty coverage and service that we provide allow us to compete favorably for retail purchasers of recreation vehicles. We estimate that we are the largest recreation vehicle manufacturer in terms of units produced and revenue. According to Statistical Surveys, for the 7 months ending July 31, 2007, our market share for travel trailers and fifth wheels was 31% and our market share for motorhomes was 14%.

Small and Mid-Size Buses

We estimate that we have a 38% market share of the U.S. and Canadian small and mid-size bus market. Our competitors offer lines of buses which compete with all of our products. Price, quality, and delivery are the primary competitive factors. As with recreation vehicles, we believe that the quality, design, and price of small and mid-size buses, the warranty coverage and service that we provide, and the loyalty of our customers allow us to compete favorably with similar products of our competitors.

Trademarks and Patents

We have registered United States and Canadian trademarks or licenses covering the principal trade names and model lines under which our products are marketed. We are not dependent upon any patents or technology licenses for the conduct of our business.

Employee Relations

At July 31, 2007, we had approximately 8,462 employees in the United States and 227 employees in Canada. Of these 8,689 employees, 1,108 are salaried. Citair's approximately 189 Canadian hourly employees are currently represented by certified labor organizations. Our Citair Hensall division labor contract was ratified on August 18, 2006 and will expire on August 18, 2009. Citair Oliver's labor contract was ratified on October 17, 2003 and will expire on October 16, 2008. Employees of our other subsidiaries are not represented by certified labor organizations. We believe that we maintain a good working relationship with our employees.

Information About Foreign and Domestic Operations and Export Sales

Sales from our Canadian operations and export sales to Canada from our U.S. operations amounted to approximately 1.2% and 12.7% in fiscal 2007, 1.3% and 10.0% in fiscal 2006 and 1.5% and 9.8% in fiscal 2005, respectively, of our total net sales to unaffiliated customers.

Forward Looking Statements

This Annual Report on Form 10-K includes certain statements that are "forward looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 as amended. These forward looking statements involve uncertainties and risks. There can be no assurance that actual results will not differ from the Company's expectations. Factors which could cause materially different results include, among others, additional issues that may arise in connection with the findings of the Audit Committee's investigation and the SEC's requests for additional information, the success of new product introductions, the pace of acquisitions and cost structure improvements, competition and general economic conditions and other risks and uncertainties discussed more fully in Item 1A. "Risk Factors" below. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this Annual Report on Form 10-K or to reflect any change in our expectations after the date of this Annual Report on Form 10-K or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports and the Proxy Statement for our Annual Meeting of Shareholders are made available, free of charge, on our web site, http://www.thorindustries.com, as soon as reasonably practicable after such reports have been filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in this filing. The risks and uncertainties described below are not the only ones we face and represent some of the risks that our management believes are material to our company and our business. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed.

Risks Relating to Our Investigation

The SEC is reviewing the facts and circumstances giving rise to the restatement of our previously issued financial statements and related matters.

As previously announced, in connection with an internal review of our Dutchmen Manufacturing, Inc. operating subsidiary, we promptly and voluntarily informed the SEC of the Audit Committee's independent investigation, and have been responding to SEC staff requests for additional information in connection with the staff's investigation. We continue to be in discussions with the SEC and intend to cooperate fully with the SEC. The investigation by the SEC staff could result in the SEC seeking various penalties and relief, including, without limitation, civil injunctive relief and/or civil monetary penalties or administrative relief. The nature of the relief or remedies the SEC may seek, if any, cannot be predicted at this time.

Risks Relating To Our Business

The recreation vehicle and small and mid-size bus industries are highly competitive.

The recreation vehicle and bus industries that we are currently engaged in are highly competitive and we have numerous competitors and potential competitors. Competition in these industries is based upon price, design, value, quality and service. Competitive pressures, especially in the entry-level segment of the recreation vehicle market for travel trailers, have, from time to time, resulted in a reduction of our profit margins. Sustained increases in these competitive pressures could have a material adverse effect on our results of operations. There can be no assurance that existing or new competitors will not develop products that are superior to our recreation vehicles or small or mid-size buses or that achieve better consumer acceptance, thereby adversely affecting our market share, sales volume and profit margins.

Our businesses are cyclical and this can lead to fluctuations in our operating results.

The industries in which we operate are cyclical and there can be substantial fluctuations in our manufacturing, shipments and operating results. Consequently, the results for any prior period may not be indicative of results for any future period.

External factors affecting our business.

Companies within the recreation vehicle and bus industries are subject to volatility in operating results due to external factors such as general economic conditions, including consumer confidence, employment rates, prevailing interest rates, inflation, and other economic conditions affecting consumer attitudes and disposable consumer income generally, demographic changes and political changes. Specific factors affecting the recreation vehicle and bus industries include:

- overall consumer confidence and the level of discretionary consumer spending;
- inventory levels, including the level of retail sales by our dealers;
- general economic conditions;
- demographics, such as the retirement of "baby boomers";

- interest rates;
- employment trends;
- the amount of backlog, which may be a predictor of near-term future revenues;
- fuel availability and prices;
- the adverse impact of terrorism on consumer spending and travel related activities; and
- adverse impact on our margins of increases in raw material costs which we are unable to pass on to customers without negatively affecting sales.

Two dealers accounted for an aggregate of 34% of our bus sales for fiscal year 2007. The loss of either dealer could have a significant effect on our bus business.

A significant portion of our sales of small and mid-size buses are derived from state and local transportation authorities.

Approximately 60% of our bus sales for fiscal year 2007 were derived from contracts with state and local transportation authorities, in most cases with partial funding from federal agencies. There can be no assurance that these authorities will not reduce their expenditures for our buses in the future as a result of budgetary constraints or otherwise. A reduction in the purchase of our buses by these authorities could have an adverse effect on our business and results of operations.

Our recreation vehicle business is seasonal, and this leads to fluctuations in sales, production and net income.

We have experienced, and expect to continue to experience, significant variability in sales, production and net income as a result of seasonality in our businesses. Demand in the recreation vehicle industry generally declines during the winter season, while sales and profits are generally highest during the spring and summer months. In addition, unusually severe weather conditions in some markets may delay the timing of shipments from one quarter to another.

Our business is affected by the availability and terms of financing to dealers and retail purchasers.

Our business is affected by the availability and terms of financing to dealers and retail purchasers. Substantial increases in interest rates and decreases in the general availability of credit have had an adverse impact upon our business and results of operations in the past and may continue to do so in the future.

Changes in consumer preferences for our products or our failure to gauge those preferences could lead to reduced sales and additional costs.

We cannot be certain that historical consumer preferences for our products in general, and recreation vehicles in particular, will remain unchanged. We believe that the introduction of new features, designs and models will be critical to the future success of our recreation vehicle operations. Delays in the introduction of new models, designs or product features, or a lack of market acceptance of new models, designs or product features could have a material adverse effect on our business. Products may not be accepted for a number of reasons, including changes in consumer preferences or our failure to properly gauge consumer preferences. Further, we cannot be certain that new product introductions will not reduce revenues from existing models and adversely affect our results of operations. In addition, there can be no assurance that any of these new models or products will be introduced to the market on time or that they will be successful when introduced.

If the frequency and size of product liability and other claims against us rises, our business, results of operations and financial condition may be harmed.

We are subject, in the ordinary course of business, to litigation involving product liability and other claims against us, including wrongful death, related to personal injury and warranties. We partially self-insure our product liability claims and also purchase product liability insurance in the commercial insurance market. We cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, as compared to our experience in prior years, may cause the premium that we are required to pay for insurance to rise significantly. It may also increase the amounts we pay in punitive damages, not all of which are covered by our insurance.

When we introduce new products into the marketplace we may incur expenses that we did not anticipate, which, in turn, can result in reduced earnings.

The introduction of new models of recreation vehicles and buses is critical to our future success. We may incur unexpected expenses, however, when we introduce new models of recreation vehicles and buses. For example, we may experience unexpected engineering or design flaws that will force a recall of a new product. The costs resulting from these types of problems could be substantial, and could have a significant adverse effect on our earnings.

Fuel shortages, or continuing high prices for fuel, could have a negative effect on sales of our recreation vehicles.

Gasoline or diesel fuel is required for the operation of recreation vehicles. There can be no assurance that the supply of these petroleum products will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Shortages of gasoline and substantial increases in the price of gasoline have had a material adverse effect on the recreation vehicle industry as a whole in the past and could have a material adverse effect on our business in the future.

Our repurchase agreements with floor plan lenders could result in increased costs.

In accordance with customary practice in the recreation vehicle industry, upon the request of a lending institution financing a dealer's purchase of our products and after completion of a credit investigation of the dealer involved, we will execute a repurchase agreement with the lending institution. Repurchase agreements provide that, for up to 12 months after a recreation vehicle is financed and in the event of default by the dealer, we will repurchase the recreation vehicle repossessed by the lending institution for the amount then due, which is usually less than 100% of the dealer's cost. The difference between the gross repurchase price and the price at which the repurchased product can then be resold, which is typically at a discount to the original sale price, is an expense to us. Thus, if we were obligated to repurchase a substantially greater number of recreation vehicles in the future, this would increase our costs.

For some of our components, we depend on a small group of suppliers, and the loss of any of these suppliers could affect our ability to obtain components at competitive prices, which would decrease our margins.

Most recreation vehicle and bus components are readily available from a variety of sources. However, a few components are produced by only a small group of quality suppliers that have the capacity to supply large quantities on a national basis. Primarily, this occurs in the case of chassis for our motor homes and buses, where Ford Motor Company and General Motors are the dominant suppliers. The recreation vehicle industry as a whole has from time to time experienced shortages of chassis due to the concentration or allocation of available resources by suppliers of chassis to the manufacturers of vehicles other than recreation vehicles or for other causes. Historically, in the event of an industry-wide restriction of supply, Ford Motor Company and General Motors have allocated chassis among us and our competitors based on the volume of chassis previously purchased. If Ford Motor Company or General Motors were to discontinue the manufacturing of motor home or bus chassis, or if as a group all of our chassis suppliers significantly reduced the availability of chassis to the industry, our business could be adversely effected. Similarly, shortages at, or production delays or work stoppages by the employees of Ford Motor Company, General Motors or other chassis suppliers could have a material adverse effect on our sales. Finally, as is standard in the industry, arrangements with chassis suppliers are terminable at any time by either our company or the chassis supplier. If we cannot obtain an adequate chassis supply, this could result in a decrease in our sales and earnings.

Our business is subject to numerous federal, state and local regulations.

We are subject to numerous federal, state and local regulations governing the manufacture and sale of our products, including the provisions of the National Traffic and Motor Vehicle Safety Act, or NTMVSA, and the safety standards for recreation vehicles and components which have been promulgated under the NTMVSA by the Department of Transportation. The NTMVSA authorizes the National Highway Traffic Safety Administration to require a manufacturer to recall and repair vehicles which contain certain hazards or defects. Any recalls of our vehicles, voluntary or involuntary, could have a material adverse effect on our company.

We are also subject to federal and numerous state consumer protection and unfair trade practice laws and regulations relating to the sale, transportation and marketing of motor vehicles, including so-called "Lemon Laws". Federal and state laws and regulations also impose upon vehicle operators various restrictions on the weight, length and width of motor vehicles, including buses and motor homes, that may be operated in certain jurisdictions or on certain roadways. Certain jurisdictions also prohibit the sale of vehicles exceeding length restrictions. Finally, federal and state authorities also have various environmental control standards relating to air, water, noise pollution and hazardous waste generation and disposal which affect our business and operations. Failure to comply with any of the foregoing laws or regulations could have an adverse impact on our business.

Risks Relating To Our Company

Provisions in our charter documents and of Delaware law may make it difficult for a third party to acquire our company and could depress the price of our common stock.

Our Restated Certificate of Incorporation contains certain supermajority voting provisions that could delay, defer or prevent a change in control of our company. These provisions could also make it more difficult for you and other shareholders to elect directors, amend our Restated Certificate of Incorporation and take other corporate actions.

We are also subject to certain provisions of the Delaware General Corporation Law that could delay, deter or prevent us from entering into an acquisition, including provisions which prohibit a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. The existence of these provisions could limit the price that investors are willing to pay in the future for shares of our common stock and may deprive you of an opportunity to sell your shares at a premium over prevailing prices.

We will continue to be effectively controlled by one of our shareholders.

Wade F. B. Thompson, our President and Chief Executive Officer and Chairman of our Board of Directors, owns directly or indirectly voting control over an aggregate of 16,420,470 shares of our common stock, representing 29.4% of our issued and outstanding voting stock as of September 14, 2007. As a result, Mr. Thompson will be able to significantly influence most matters requiring approval by our shareholders, including the election of board members and the approval of mergers or other business combination transactions.

Our operations may be adversely affected if our Chief Executive Officer is unable to continue in his present roles.

Wade F. B. Thompson continues as our Chairman, President, and Chief Executive Officer, but has relinquished most of his day to day operating responsibilities to H. Coleman Davis, III, the Chief Operating Officer, while Mr. Thompson undergoes medical treatment for cancer. If Mr. Thompson is unable to continue in these roles, the search for and appointment of a Chief Executive Officer will result in a transition period for our management team and our Board of Directors, which may adversely impact the Company's operations. Peter B. Orthwein, a co-founder of our company, continues in his role as Vice Chairman of our company and has undertaken additional responsibilities and an enhanced executive role.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own or lease approximately 6,133,000 square feet of plant and office space. We believe that our present facilities, consisting primarily of steel clad, steel or wood frame, and masonry construction, and the machinery and equipment contained in these facilities, are well maintained and in good condition. We believe that these facilities, together with facilities planned for fiscal 2008, are adequate for our current and foreseeable purposes and that we would be able to obtain replacement for our leased premises at acceptable costs should our leases not be renewed.

The following table describes the location, number and size of our facilities as of July 31, 2007.

Locations	Owned or Leased	No. of Buildings	Approximate Building Area Square Feet
RVs:			
Jackson Center, OH (Airstream)	Owned	9	299,000

Hensall, Ontario, Canada (Citair)	Owned	1	97,000
Oliver, B.C., Canada (Citair)	Owned	1	55,000
Middlebury, IN (Dutchmen)	Owned	1	90,000
Burley, ID (Dutchmen)	Owned	5	162,000
Goshen, IN (Dutchmen)	Owned	12	513,000
Bristol, IN (Dutchmen)	Owned	1	54,000
Bristol, IN (Aero-Dutchmen) (2)	Leased	1	40,000
Goshen, IN (Aero-Dutchmen) (2)	Leased	1	23,000
Syracuse, IN (Aero-Dutchmen)	Owned	3	133,000
Syracuse, IN (Aero-Dutchmen) (1)	Leased	1	49,000
Elkhart, IN (Four Winds)	Owned	9	707,000
Elkhart, IN (Four Winds) (3)	Leased	2	67,000
Elkhart, IN (Damon)	Owned	7	239,000
Elkhart, IN (Damon) (4)	Leased	3	41,000
Nappanee, IN (Breckenridge)	Owned	2	144,000
Topeka, IN (CrossRoads)	Owned	5	250,000
Clackamas, OR (Komfort)	Owned	1	107,000
Moreno Valley, CA (Thor California) (5)	Leased	3	166,000
Moreno Valley, CA (Thor California) (6)	Leased	1	49,000
Moreno Valley, CA (Thor California)	Owned	1	63,000
Goshen, IN (Keystone) (7)	Leased	6	396,000
Goshen, IN (Keystone)	Owned	14	1,206,000
Howe, IN (Keystone) (9)	Leased	1	168,000
Pendleton, OR (Keystone)	Owned	1	146,000
Pendleton, OR (Keystone) (8)	Leased	1	63,000
Buses:			
Salina, KS (ElDorado Kansas)	Owned	2	252,000
Riverside, CA (ElDorado California)	Owned	1	227,000
Imlay City, Michigan (Champion Bus)	Owned	5	201,000
Elkhart, IN (Goshen Coach)	Owned	3	126,000
Total		104	6,133,000

(1) This location is occupied under a net lease which expires in 2010 with option to purchase.

(2) This location is occupied under a net lease which expires in 2008.

(3) These locations are occupied under net leases expiring at various times starting in 2008.

(4) These locations are occupied under net leases expiring at various times starting in 2006 thru 2013.

(5) This location is occupied under a net lease which expires in 2008.

(6) This location is occupied under a net lease which expires October 2010.

(7) These locations are occupied under net leases, expiring at various periods starting in 2007 thru 2012. Leases have extensions and or options to purchase.

(8) This location is occupied under a net lease expiring in November 2011 with an option to renew for 7 years.

(9) This location is occupied under a net lease expiring in 2010.

ITEM 3. LEGAL PROCEEDINGS

The SEC is reviewing the facts and circumstances giving rise to the restatement of our previously issued financial statements as of July 31, 2006 and 2005, and for each of the years in the three-year period ended July 31, 2006, and the financial results in each of the quarterly periods in 2006 and 2005, and our financial statements as of and for the three months ended October 31, 2006 and related matters. We intend to cooperate fully with the SEC. The investigation by the SEC staff could result in the SEC seeking various penalties and relief, including, without limitation, civil injunctive relief and/or civil monetary penalties or administrative relief. The nature of the relief or remedies the SEC may seek, if any, cannot be predicted at this time.

In addition, we are involved in certain litigation arising out of our operations in the normal course of our business most of which are based upon state "lemon laws," warranty claims, other claims and accidents (for which we carry insurance above a specified deductible amount). We do not believe that any one of these claims is material.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters submitted.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Market Information

The Company's Common Stock is traded on the New York Stock Exchange. Set forth below is the range of high and low prices for the common stock for each quarter during the Company's two most recent fiscal years, as quoted in the New York Stock Exchange Monthly Market Statistics and Trading Reports.

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	$ 48.32	$ 39.16	$ 36.39	$ 30.63
Second Quarter	48.02	41.11	43.46	31.66
Third Quarter	48.32	38.50	56.93	41.65
Fourth Quarter	46.82	39.65	53.28	42.00

(b) Holders

As of September 14, 2007, the number of holders of record of the Company's common stock was 149.

(c) Dividends

In fiscal 2007, we paid dividends as follows: We paid a special $1 per share dividend as well as a $.07 per share dividend in the first quarter of fiscal 2007. In each of the second, third and fourth quarters of fiscal 2007 we paid a $.07 per share dividend. We paid a special $.25 per share dividend as well as a $.05 dividend in our first quarter of fiscal 2006. For the second quarter of fiscal 2006 we paid a $.05 per share dividend. In the third and fourth quarters of fiscal 2006, we paid a $.07 per share dividend in each quarter. Any payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon our financial condition, capital requirements, earnings and any other factors which the Board of Directors may deem relevant. There are no limitations to the Company's ability to pay dividends pursuant to any credit facility. In August 2007, we declared a special $2 per share dividend to be paid on October 8, 2007 to stockholders of record on September 27, 2007.

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal years ended July 31,				
	2007	2006	2005	2004	2003
Income statement data:					
Net sales (2) (3)	$ 2,856,308	$ 3,066,276	$ 2,558,141	$ 2,187,739	$ 1,571,404
Net income (2) (3)	134,731	163,405	119,143	104,513	78,631
Earnings per common share (1) (2) (3)					
Basic	2.42	2.89	2.10	1.83	1.38
Diluted	2.41	2.87	2.09	1.81	1.37
Dividends declared per common share (1)	1.28	.19	.42	.09	.025
Dividends paid per common share (1)	1.28	.49	.12	.09	.025
Balance sheet data:					
Total assets (2) (3)	$1,059,297	$ 1,004,725	$ 853,893	$ 762,163	$ 608,941

(1) Per share amounts were adjusted for the two-for-one stock split in January 2004.

(2) Selected financial data for 2007, 2006, 2005 and 2004 include the results of Damon Corporation, which was acquired on September 2, 2003.

(3) Selected financial data for 2007, 2006 and 2005 includes the results of CrossRoads RV, which was acquired on November 1, 2004, and Goshen Coach, Inc. which was acquired on May 27, 2005.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

We were founded in 1980 and have grown to be the largest manufacturer of Recreation Vehicles ("RVs") and a major manufacturer of commercial buses in North America. Our market share in the travel trailer and fifth wheel segment of the industry (towables), is approximately 31%. In the motorized segment of the industry we have a market share of approximately 14%. Our market share in small and mid-size buses is approximately 38%. We also manufacture and sell 40-foot buses at our facility in Southern California designed for that product as well as our existing 30-foot and 35-foot buses.

Our growth has been internal and by acquisition. Our strategy has been to increase our profitability in North America in the recreation vehicle industry and in the bus business through product innovation, service to our customers, manufacturing quality products, improving our facilities and acquisitions. We have not entered unrelated businesses and have no plans to do so in the future.

We rely on internally generated cash flows from operations to finance our growth although we may borrow to make an acquisition if we believe the incremental cash flows will provide for rapid payback. We have invested significant capital to modernize and expand our plant facilities and expended $13,105 for that purpose in fiscal 2007.

Our business model includes decentralized operating units and we compensate operating management primarily with cash based upon profitability of the unit which they manage. Our corporate staff provides financial management, centralized purchasing services, insurance, legal and human resources, risk management, and internal audit functions. Senior corporate management interacts regularly with operating management to assure that corporate objectives are understood clearly and are monitored appropriately.

Our RV products are sold to dealers who, in turn, retail those products. Our buses are sold through dealers to municipalities and private purchasers such as rental car companies and hotels. We do not directly finance dealers but do provide repurchase agreements in order to facilitate the dealers obtaining floor plan financing. We have a joint venture, Thor Credit, operated by GE Consumer Finance, which provides retail credit to ultimate purchasers of any recreation vehicle purchased from a Thor dealer. This retail credit on recreation vehicles is not limited to Thor products only.

Restatement

On January 29, 2007, we announced that the Audit Committee of our Board of Directors (the "Audit Committee") initiated an independent investigation regarding certain accounting issues at our Dutchmen Manufacturing, Inc. operating subsidiary ("Dutchmen"), primarily involving inventory, accounts receivable, accounts payable, and cost of products sold. We promptly and voluntarily informed the SEC of the Audit Committee's investigation, and have been responding to SEC staff requests for additional information in connection with the staff's investigation. The Audit Committee, assisted by independent outside legal counsel and accounting experts, thoroughly investigated the accounting issues raised at Dutchmen. The Audit Committee and its advisors also reviewed the internal controls at Dutchmen and other subsidiaries.

On April 9, 2007, we announced that on April 4, 2007 our Board of Directors, acting upon the recommendation of the Audit Committee and management, concluded that our previously issued consolidated financial statements relating to the fiscal years 2004, 2005 and 2006 and the three months ended October 31, 2006 contained in our filings with the SEC, including related reports of our independent registered public accounting firm, Deloitte & Touche LLP, and press releases, should no longer be relied upon.

Upon completing their investigation, the Audit Committee's independent advisors presented the findings and recommendations of the investigation to the Company's Board of Directors on April 17, 2007 and April 30, 2007 and to the SEC staff on May 4, 2007. The Audit Committee's investigation confirmed the Company's determination that income before income taxes recorded by Dutchmen was overstated in the amount of approximately $26,000 in the aggregate from fiscal year 2004 to the second quarter of fiscal year 2007, as a result of misconduct by Dutchmen's former Vice President of Finance, the senior financial officer of Dutchmen in which he intentionally understated the cost of products sold. Dutchmen's Vice President of Finance manipulated accounts reflecting inventory, accounts receivable, accounts payable, and cost of products sold, by entering and approving his own inaccurate journal entries as well as reconciling the related accounts, and prepared fraudulent supporting documentation, with the net effect of overstating Dutchmen's income before income taxes by approximately $26,000 during the relevant period. The Audit Committee's investigation found no evidence to conclude that anyone else, at Dutchmen or elsewhere in the Company, knew of or participated in this misconduct or that there was theft or misappropriation of company assets. The Audit Committee's investigation also identified issues with respect to internal controls at Dutchmen, certain of the Company's other operating subsidiaries, and the Company's corporate finance and accounting office.

The Company decided to restate its previously issued financial statements as of July 31, 2006 and 2005, and for each of the years in the three-year period ended July 31, 2006, and the financial results in each of the quarterly periods in 2006 and 2005, and the financial statements as of and for the three months ended October 31, 2006, following the Company's evaluation, considering the results from the Audit Committee's investigation, of accounting practices employed at Dutchmen during these periods. The accompanying management's discussion and analysis of financial condition and results of operations gives effect to the restatement.

We have incurred expenses of $6,858 in fiscal 2007 as a direct result of the Audit Committee's investigation and the Company's review of the accounting practices at Dutchmen and certain of our other operating subsidiaries. These costs primarily relate to professional services for legal, accounting and tax guidance. In addition, we have incurred costs related to the preparation, review and audit of our restated consolidated financial statements. We expect that we will continue to incur costs associated with these matters.

Trends and Business Outlook

The most important determinant of demand for recreation vehicles is demographics. The baby boomer population is now reaching retirement age and retirees are a large market for our products. The baby boomer retiree population in the United States is expected to grow five times as fast as the total United States population. We believe a primary indicator of the strength of the recreation vehicle industry is retail RV sales, which we closely monitor to determine industry trends. Recently, the towable segment of the RV industry has been stronger than the motorized segment. For the towable segment, retail sales as reported by Statistical Surveys, Inc. were up approximately 2.9% for the seven months ended July 31, 2007 compared with the same period last year. The motorized segment was down approximately 3.6%. Higher interest rates and fuel prices appear to affect the motorized segment more severely.

Government entities are primary users of our buses. Demand in this segment is subject to fluctuations in government spending on transit. In addition, hotel and rental car companies are also major users of our small and mid-size buses and therefore airline travel is an important indicator for this market. The majority of our buses have a 5-year useful life and are being continuously replaced by operators.. According to Mid Size Bus Manufacturers Association unit sales of small and mid-sized buses are up 22% for the six months ended June 30, 2007 compared with the same period last year.

Economic or industry-wide factors affecting our recreation vehicle business include raw material costs of commodities used in the manufacture of our product. Material cost is the primary factor determining our cost of products sold. Additional increases in raw material costs would impact our profit margins negatively if we were unable to raise prices for our products by corresponding amounts.

FISCAL 2007 VS. FISCAL 2006

	Fiscal 2007	Fiscal 2006	Change Amount	%
NET SALES				
Recreation Vehicles				
Towables	$ 1,890,100	$ 2,173,483	$ (283,383)	(13.0)
Motorized	565,523	577,025	(11,502)	(2.0)
Total Recreation Vehicles	2,455,623	2,750,508	(294,885)	(10.7)
Buses	400,685	315,768	84,917	26.9
Total	$ 2,856,308	$ 3,066,276	$ (209,968)	(6.8)
# OF UNITS				
Recreation Vehicles				
Towables	87,506	112,103	(24,597)	(21.9)
Motorized	7,634	7,860	(226)	(2.9)
Total Recreation Vehicles	95,140	119,963	(24,823)	(20.7)
Buses	6,497	5,725	772	13.5
Total	101,637	125,688	(24,051)	(19.1)

	Fiscal 2007	% of Segment Net Sales	Fiscal 2006	% of Segment Net Sales	Change Amount	%
GROSS PROFIT						
Recreation Vehicles						
Towables	$ 273,445	14.5	$ 350,954	16.1	$ (77,509)	(22.1)
Motorized	55,334	9.8	55,622	9.6	(288)	(0.5)
Total Recreation Vehicles	328,779	13.4	406,576	14.8	(77,797)	(19.1)
Buses	34,516	8.6	24,882	7.9	9,634	38.7
Total	$ 363,295	12.7	$ 431,458	14.1	$(68,163)	(15.8)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES						
Recreation Vehicles						
Towables	$ 107,804	5.7	$ 121,778	5.6	$(13,974)	(11.5)
Motorized	30,068	5.3	28,147	4.9	1,921	6.8
Total Recreation Vehicles	137,872	5.6	149,925	5.5	(12,053)	(8.0)
Buses	14,809	3.7	14,577	4.6	232	1.6
Corporate	25,016	—	19,424	—	5,592	28.8
Total	$ 177,697	6.2	$ 183,926	6.0	$(6,229)	(3.4)
INCOME BEFORE INCOME TAXES						
Recreation Vehicles						
Towables	$ 165,259	8.7	$ 228,592	10.5	$(63,333)	(27.7)
Motorized	25,140	4.4	27,404	4.7	(2,264)	(8.3)
Total Recreation Vehicles	190,399	7.8	255,996	9.3	(65,597)	(25.6)
Buses	18,997	4.7	9,356	3.0	9,641	103.0
Corporate	(12,536)	—	(9,241)	—	(3,295)	(35.7)
Total	$ 196,860	6.9	$ 256,111	8.4	($59,251)	(23.1)

ORDER BACKLOG

	As of July 31, 2007	As of July 31, 2006	Change Amount	%
Recreation Vehicles				
Towables	$ 276,136	$ 229,823	$ 46,313	20.2
Motorized	84,718	103,214	(18,496)	(17.9)
Total Recreation Vehicles	360,854	333,037	27,817	8.4
Buses	228,862	216,454	12,408	5.7
Total	$ 589,716	$ 549,491	$ 40,225	7.3

CONSOLIDATED

Net sales and gross profit for fiscal 2007 were down 6.8% and 15.8%, respectively, compared to fiscal 2006. We estimate that in fiscal year 2006 approximately $122,258 or 5.6% of towable net sales were related to hurricane relief units sold through our dealer network. There have been no sales of hurricane relief units in fiscal 2007. Selling, general and administrative expenses for fiscal 2007 decreased 3.4% compared to fiscal 2006. Income before income taxes for fiscal 2007 was down 23.1% compared to fiscal 2006. The specifics on changes in net sales, gross profit, general and administrative expense and income before income taxes are addressed in the segment reporting below.

Corporate costs in selling, general and administrative were $25,016 for fiscal 2007 compared to $19,424 for fiscal 2006. This increase of $5,592 is primarily the result of costs associated with the investigation regarding certain accounting issues at our Dutchmen Manufacturing operating subsidiary and the restatement of our financial statements. Corporate interest income and other income was $12,499 for fiscal 2007 compared to $10,194 for fiscal 2006.

The overall annual effective tax rate for fiscal 2007 was 31.6% compared to 36.2% for fiscal 2006. The primary reason for this reduction was that in fiscal 2007 the Company recorded an income tax benefit of approximately $9,300 resulting from the settlement of an Internal Revenue Service examination and a tax dispute with the State of Indiana. Of the $9,300, $7,800 was recorded in the fourth quarter of fiscal 2007.

Segment Reporting

RECREATION VEHICLES

Analysis of Percentage Change in Net Sales Versus Prior Year

	Average Price Per Unit	Units	Net Change
Recreation Vehicles			
Towables	9.0%	(22.0)%	(13.0)%
Motorized	.9%	(2.9)%	(2.0)%

TOWABLE RECREATION VEHICLES

The decrease in towable net sales of 13% resulted primarily from a 21.9% decrease in unit shipments. We estimate that in fiscal year 2006 approximately $122,258, or 5.6%, of towable net sales were related to hurricane relief units sold through our dealer network. There have been no sales of hurricane relief units in fiscal 2007. Excluding the effect of hurricane relief units, towables net sales for fiscal year 2007 decreased 7.9% compared to fiscal year 2006. The overall industry decrease in towables shipments for August 2006 through July 2007 was 16% according to statistics provided by the Recreation Vehicle Industry Association. Increases in the average price per unit resulted from product mix and no hurricane unit sales in fiscal 2007. Hurricane unit pricing in fiscal 2006 was substantially lower than the average price per unit of other towables.

Towables gross profit percentage decreased to 14.5% of net sales for fiscal 2007 from 16.1% of net sales for fiscal 2006. The primary factor for this decrease in gross profit percentage was the decrease in net sales which included a $15,887 increase in discounts and allowances on lower volumes. Selling, general and administrative expenses were 5.7% of net sales for fiscal 2007 compared to 5.6% of net sales for fiscal 2006.

Towables income before income taxes decreased to 8.7% of net sales for fiscal 2007 from 10.5% of net sales for fiscal 2006. The primary factor for this decrease was the reduction in unit sales and corresponding margins.

MOTORIZED RECREATION VEHICLES

The decrease in motorized net sales of 2.0% resulted primarily from a 2.9% decrease in unit shipments. The decrease in units sold of approximately 2.9% compared to an overall market decrease in motorhome shipments of 1.1% for the period August 2006 through July 2007 according to statistics published by the Recreation Vehicle Industry Association.

Motorized gross profit percentage was 9.8% of net sales for fiscal 2007 and 9.6% of net sales for fiscal 2006. Selling, general and administrative expense were 5.3% of net sales for fiscal 2007 compared to 4.9% of net sales for fiscal 2006.

Motorized income before income taxes was 4.4% of net sales for fiscal 2007 and 4.7% of net sales for fiscal 2006.

BUSES

Analysis of Percentage Change in Net Sales Versus Prior Year

Buses	Average Price Per Unit	Units	Net Change
	13.4%	13.5%	26.9%

The increase in buses net sales of 26.9% resulted from a combination of an increase in both average price per unit and unit shipments. The overall industry increase in small and mid-sized bus unit sales for the six months ended June 30, 2007 compared to the same period in 2006 was 22%, according to the Mid-Size Bus Manufacturers Association. The increase in the average price per unit resulted primarily from product mix.

Buses gross profit percentage increased to 8.6% of net sales for fiscal 2007 from 7.9% of net sales for fiscal 2006. The primary reason for the increase in buses gross profit percentage was the increase in buses net sales. Selling, general and administrative expenses were 3.7% of net sales for fiscal 2007 and 4.6% for fiscal 2006.

Buses income before income taxes increased to 4.7% of net sales for 2007 from 3.0% of net sales for fiscal 2006 due to increased sales volume.

FISCAL 2006 VS. FISCAL 2005

	Fiscal 2006	Fiscal 2005	Change Amount	%
NET SALES				
Recreation Vehicles				
Towables	$ 2,173,483	$ 1,742,108	$ 431,375	24.8
Motorized	577,025	566,138	10,887	1.9
Total Recreation Vehicles	2,750,508	2,308,246	442,262	19.2
Buses	315,768	249,895	65,873	26.4
Total	$ 3,066,276	$ 2,558,141	$ 508,135	19.9
# OF UNITS				
Recreation Vehicles				
Towables	112,103	88,471	23,632	26.7
Motorized	7,860	8,158	(298)	(3.7)
Total Recreation Vehicles	119,963	96,629	23,334	24.1
Buses	5,725	4,372	1,353	30.9
Total	125,688	101,001	24,687	24.4

		% of Segment Net Sales		% of Segment Net Sales	Change Amount	%
GROSS PROFIT						
Recreation Vehicles						
Towables	$ 350,954	16.1	$ 261,272	15.0	$ 89,682	34.3
Motorized	55,622	9.6	52,993	9.4	2,629	5.0
Total Recreation Vehicles	406,576	14.8	314,265	13.6	92,311	29.4
Buses	24,882	7.9	21,270	8.5	3,612	17.0
Total	$ 431,458	14.1	$ 335,535	13.1	$ 95,923	28.6
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES						
Recreation Vehicles						
Towables	$ 121,778	5.6	$ 98,235	5.6	$ 23,543	24.0
Motorized	28,147	4.9	28,314	5.0	(167)	(0.6)
Total Recreation Vehicles	149,925	5.5	126,549	5.5	23,376	18.5
Buses	14,577	4.6	13,463	5.4	1,114	8.3
Corporate	19,424	—	12,487	—	6,937	55.6
Total	$ 183,926	6.0	$ 152,499	6.0	$ 31,427	20.6
INCOME BEFORE INCOME TAXES						
Recreation Vehicles						
Towables	$ 228,592	10.5	$ 164,343	9.4	$ 64,249	39.1
Motorized	27,404	4.7	24,607	4.3	2,797	11.4
Total Recreation Vehicles	255,996	9.3	188,950	8.2	67,046	35.5
Buses	9,356	3.0	7,492	3.0	1,864	24.9
Corporate	(9,241)	—	(7,063)	—	(2,178)	(30.8)
Total	$ 256,111	8.4	$ 189,379	7.4	$ 66,732	35.2

ORDER BACKLOG

	As of July 31, 2006	As of July 31, 2005	Change Amount	%
Recreation Vehicles				
Towables	$ 229,823	$ 202,177	$ 27,646	13.7
Motorized	103,214	133,924	(30,710)	(22.9)
Total Recreation Vehicles	333,037	336,101	(3,064)	(.9)
Buses	216,454	130,566	85,888	65.8
Total	$ 549,491	$ 466,667	$ 82,824	17.7

CONSOLIDATED

Net sales and gross profit for fiscal 2006 were up 19.9% and 28.6% respectively compared to fiscal 2005. Income before income taxes for fiscal 2006 was up 35.2% compared to fiscal 2005. Selling, general and administrative expenses for fiscal 2006 increased 20.6% compared to fiscal 2005. The specifics on changes in net sales, gross profit, general and administrative expense and income before income taxes are addressed in the segment reporting below.

Corporate costs in selling, general and administrative were $19,424 for fiscal 2006 compared to $12,487 in fiscal 2005. This increase of $6,937 is primarily the result of increased insurance costs, legal expenses, and increased compensation expenses.

Other income for fiscal 2005 included a $2,037 gain from the sale of our Thor America property.

Net sales and income before income taxes for fiscal 2006 included net sales and income (loss) before income taxes of $41,510 and $(892) respectively, for Goshen Coach acquired May 27, 2005. The overall effective tax rate for fiscal 2006 was 36.2% compared to 37.1% for fiscal 2005.

Segment Reporting

RECREATION VEHICLES

Analysis of Percentage Change in Net Sales Versus Prior Year

	Impact from Acquisitions	Impact from Internal Growth: Average Price Per Unit	Impact from Internal Growth: Units	Net Change
Recreation Vehicles				
Towables	2.2%	(1.9)%	24.5%	24.8%
Motorized	—	5.6%	(3.7)%	1.9%

TOWABLE RECREATION VEHICLES

The increase in towable net sales of 24.8% resulted primarily from an increase in unit shipments. The overall industry increase in towables for August 2005 through July 2006 was 20.4% according to statistics provided by the Recreation Vehicle Industry Association. Decreases in the average price per unit resulted from product mix. We estimate that $122,258 or 5.6% of towable net sales were related to hurricane relief units which were sold through our dealer network. We have no comparable industry statistics for the total hurricane relief units sold.

Towables gross profit percentage increased to 16.1% of net sales for fiscal 2006 from 15.0% of net sales for fiscal 2005. The primary factors for the 34.3% increase in gross profit were the 24.8% increase in net sales, improved manufacturing cost and reduced warranty cost as a percentage of net sales. Selling, general and administrative expenses were 5.6% of net sales for fiscal 2006 and fiscal 2005.

Towables income before income taxes increased to 10.5% of net sales for fiscal 2006 from 9.4% of net sales for fiscal 2005. The primary factors for this increase were our 24.8% revenue increase and reduced manufacturing and warranty costs as a percentage of net sales.

MOTORIZED RECREATION VEHICLES

The increase in motorized net sales of 1.9% resulted primarily from an increase in average price per unit. The decrease in units sold of approximately 3.7% outperformed the overall market decrease in motorhomes of 13.7% for the period August 2005 through July 2006 according to statistics published by the Recreation Vehicle Industry Association.

Motorized gross profit percentage was 9.6% of net sales for fiscal 2006 and 9.4% of net sales for fiscal 2005. Selling, general and administrative expense were 4.9% of net sales for fiscal 2006 compared to 5.0% of net sales for fiscal 2005.

Motorized income before income taxes was 4.7% of net sales for fiscal 2006 and 4.3% of net sales for fiscal 2005. This increase of 11.4% includes an impairment charge of $1,360 reflected in cost of goods sold in fiscal 2006 due to a decision to not produce a planned motorized product line.

BUSES

Analysis of Percentage Change in Net Sales Versus Prior Year

		Impact from Internal Growth		
	Impact from Acquisition	Average Price Per Unit	Units	Net Change
Buses	16.6%	6.8%	3.0%	26.4%

The increase in buses net sales of 26.4% resulted from a combination of an increase in both average price per unit and unit shipments and our acquisition of Goshen Coach.

Buses gross profit percentage decreased to 7.9% of net sales for fiscal 2006 from 8.5% of net sales for fiscal 2005 due to low gross profit on bus contracts assumed in the purchase of Goshen Coach and highly competitive market conditions. Selling, general and administrative expenses were 4.6% of net sales for fiscal 2006 and 5.4% for fiscal 2005.

Buses income before income taxes was 3.0% of net sales for fiscal 2006 and fiscal 2005.

Financial Condition and Liquidity

As of July 31, 2007, we had $346,464 in cash, cash equivalents and short-term investments, compared to $264,373 on July 31, 2006. Effective August 1, 2006, the Company began classifying all short term investment purchases as available-for-sale. This change was based on the Company's decision to change its investment strategy from one of generating profits on short term differences in price to one of preserving capital.

At July 31, 2007, all investments–short term are comprised of auction rate securities that are classified as available-for-sale and are reported at fair value in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company purchases its auction rate securities at par, which either mature or reset at par, and generally there are no unrealized or realized gains or losses to report. Cost is determined on the specific identification basis. Interest income is accrued as earned. All of the available-for-sale securities held at July 31, 2007 mature within one year.

As of July 31, 2006, the Company held short-term debt and equity investments classified as trading securities. These trading securities were all sold or matured during the three months ended October 31, 2006 and were recorded as trading securities activity. Realized and unrealized gains and losses on trading securities are included in earnings. Dividend and interest income were recognized when earned.

Working capital at July 31, 2007 was $428,329 compared to $360,751 at July 31, 2006. We have no long-term debt. We currently have a $30,000 revolving line of credit which bears interest at negotiated rates below prime and expires on November 30, 2007. There were no borrowings on this line of credit during the year ended July 31, 2007. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires us to maintain certain financial ratios. We believe that internally generated funds and the line of credit will be sufficient to meet our current needs and any additional capital requirements. Capital expenditures of approximately $13,105 for fiscal year ended July 31, 2007 were primarily for planned expansions and improvements of $11,738 at our recreation vehicle facilities and $1,226 for our bus operations. We paid a special $1.00 dividend in fiscal 2007 totaling $55,716. We also bought back 40,400 shares of Thor common stock in fiscal 2007 at a total cost of $1,630. On August 6, 2007 the Company's Board of Directors approved a special dividend of $2 per share. This dividend of approximately $111,669 will be paid on October 8, 2007 to stockholders of record on September 27, 2007.

The Company anticipates capital expenditures in fiscal 2008 of approximately $13,000. These expenditures will be made primarily for planned capacity expansions and for replacement of machinery and equipment to be used in the ordinary course of business and expansions primarily in our recreation vehicle segment.

Critical Accounting Principles

The consolidated financial statements of Thor are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that of our accounting policies, the following may involve a higher degree of judgments, estimates, and complexity:

Impairment of Goodwill, Trademarks and Long-Lived Assets

We at least annually review the carrying value of goodwill and other intangible assets. Long-lived assets, identifiable intangibles that are amortized, goodwill and trademarks with indefinite useful lives are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable from future cash flows. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable; however changes in estimates of such cash flows and fair values could affect the evaluations.

Insurance Reserves

Generally, we are self-insured for workers' compensation and group medical insurance. Under these plans, liabilities are recognized for claims incurred, including those incurred but not reported, and changes in the reserves. The liability for workers' compensation claims is determined by the Company with the assistance of a third party administrator using various state statutes and reserve requirements and historical claims experience. Group medical reserves are funded through a trust and are estimated using historical claims experience. We have a self-insured retention for products liability and personal injury matters of $5,000 per occurrence. We have established a reserve on our balance sheet for such occurrences based on historical data and actuarial information. We maintain excess liability insurance aggregating $25,000 with outside insurance carriers to minimize our risks related to catastrophic claims in excess of all our self-insured positions. Any material change in the aforementioned factors could have an adverse impact on our operating results.

Warranty

We provide customers of our products with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserve is adequate; however actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

Income Taxes

The Company accounts for income taxes under the provision of SFAS No. 109 "Accounting for Income Taxes". The objectives of accounting for incomes taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequence of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact the Company's financial position or its results of operations.

Revenue Recognition

Revenue from the sale of recreation vehicles and buses are recorded when all of the following conditions have been met:

1) An order for a product has been received from a dealer;

2) Written or oral approval for payment has been received from the dealer's flooring institution;

3) A common carrier signs the delivery ticket accepting responsibility for the product as agent for the dealer; and

4) The product is removed from the Company's property for delivery to the dealer who placed the order.

Certain shipments are sold to customers on credit or cash on delivery ("COD") terms. The Company recognizes revenue on credit sales upon shipment and COD sales upon payment and delivery. Most sales are made by dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not sold on consignment, dealers do not have the right to return products, and dealers are typically responsible for interest costs to floorplan lenders. On average, the Company receives payments from floor-plan lenders on products sold to dealers within 15 days of the invoice date.

Repurchase Commitments

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with financing institutions to provide financing to their dealers. Generally, these agreements provide for the repurchase of products from the financing institution in the event of a dealer's default. The risk of loss under these agreements is spread over numerous dealers and further reduced by the resale value of the units which the Company would be required to repurchase. Losses under these agreements have not been significant in the periods presented in the consolidated financial statements, and management believes that any future losses under these agreements will not have a significant effect on the Company's consolidated financial position or results of operations. The Company records repurchase and guarantee reserves based on prior experience and known current events.

Principal Contractual Obligations and Commercial Commitments

Our principal contractual obligations and commercial commitments at July 31, 2007 are summarized in the following charts. We have no other off balance sheet commitments.

Contractual Obligations	Payments Due By Period				
	Total	Fiscal 2008	Fiscal 2009-2010	Fiscal 2011-2012	After 5 Years
Operating leases	$ 9,410	$ 3,529	$ 4,023	$ 1,654	$ 204
Total contractual cash obligations	$ 9,410	$ 3,529	$ 4,023	$ 1,654	$ 204

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Guarantees	$ 2,021	$ 2,021	$ —	$ —	$ —
Standby repurchase obligations	$ 844,673	$ 844,673	$ —	$ —	$ —
Total commercial commitments	$ 846,694	$ 846,654	$ —	$ —	$ —

Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We have adopted FIN 48 effective August 1, 2007. We estimate that the adoption of FIN 48 will result in a net decrease to beginning retained earnings of less than $20,000 primarily related to the accrual of the estimated tax liabilities related to the uncertain tax positions, plus estimated interest and penalties.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives us the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective for Thor's fiscal year beginning August 1, 2008, although early adoption is permitted. We are currently assessing the potential impact that adoption of SFAS No. 159 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Accounting," ("SFAS 157") which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 will be effective for Thor's fiscal year beginning August 1, 2008. We are currently assessing the potential impact that the adoption of SFAS 157 will have on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's cash flows and earnings are exposed to market risk from changes in foreign currency related to its operations in Canada. However, because of the size of the Company's Canadian operations, a hypothetical 10% change in the Canadian dollar as compared to the U.S. dollar would not have a material impact on the Company's financial position or results of operations.

The Company's cash flows and earnings are also exposed to market risks related to interest rates because of the significant amount of cash that is invested in investments, including corporate debt securities. The vast majority of our investments are invested in institutional money market funds or securities whose interest rate is re-set every 7-14 days, minimizing the risk of interest rate fluctuations on their fair value. The Company has established an investment policy which governs its investment strategy and stipulates that it diversify investments among United States Treasury securities and other high credit quality debt instruments that it believes to be low risk. The Company is averse to principal loss and seeks to preserve its invested funds by limiting default risk and market risk. A hypothetical 10% change in interest rates would not have a material impact on the Company's financial position or results of operations.

The Company has no debt and currently does not use interest rate swaps, futures contracts or options on futures, or other types of derivative financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (UNAUDITED) — SEE ITEM 15

Quarterly Financial Data

	October 31	January 31	April 30	July 31
Fiscal 2007				
Net Sales	$727,716	$584,049	$789,643	$754,900
Gross profit	89,168	61,169	102,980	109,978
Net income	30,597	18,252	35,569	50,313
Earnings per common share				
Basic	.55	.33	.64	.90
Diluted	.55	.33	.64	.90
Dividends declared per common share	1.07	.07	.07	.07
Dividends paid per common share	1.07	.07	.07	.07
Market prices per common share				
High	$48.32	$48.02	$48.32	$46.82
Low	$39.16	$41.11	$38.50	$39.65

	October 31	January 31	April 30	July 31
Fiscal 2006				
Net Sales	$761,323	$642,047	$857,615	$805,291
Gross profit	108,495	86,852	124,109	112,002
Net income	41,373	29,905	48,669	43,458
Earnings per common share				
Basic	.73	.53	.86	.77
Diluted	.73	.52	.85	.77
Dividends declared per common share	-	.05	.07	.07
Dividends paid per common share	.30	.05	.07	.07
Market prices per common share				
High	$36.39	$43.46	$56.93	$53.28
Low	$30.63	$31.66	$41.65	$42.00

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Part A – Disclosure Controls and Procedures.

Thor Industries, Inc. (the "Company") maintains "disclosure controls and procedures", as such term is defined under Securities Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, the Company's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has carried out an evaluation, as of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Part B – Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Projections of any evaluation of effectiveness to future periods are also subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.

The Company's management conducted an assessment of the effectiveness of our internal control over financial reporting as of July 31, 2007, using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, the Company believes that as of July 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of July 31, 2007 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K. As stated in their attestation report on management's assessment of the Company's internal control over financial reporting, Deloitte has expressed an unqualified opinion on management's assessment.

Part C – Remediation of Material Weakness

As a result of the findings of the independent investigation of the Audit Committee of the Board of Directors into our Dutchmen Manufacturing, Inc. operating subsidiary and the restatement of the Company's financial statements, management identified a material weakness in the Company's internal control over financial reporting as of July 31, 2006.

During fiscal year 2007, the Company took the following actions to remediate the material weakness.

- The Company terminated the employment of the former Dutchmen Vice President of Finance and hired a new Vice President of Finance at Dutchmen;

- The Company eliminated the excessive accounting and information system access rights found to be available to the former Dutchmen Vice President of Finance;

- Since discovery of the activities of the former Dutchmen Vice President of Finance, the Company has assigned a member of its internal audit department to Dutchmen to assist in implementing full segregation of duties in Dutchmen's accounting function;

- The Company has modified the duties of accounting personnel to improve segregation of duties and modified certain information access rights at certain of its other operating subsidiaries;

- The Company provided additional training on fraud risk and awareness and assisted management and other key personnel to understand the lessons learned through the Dutchmen review;

- To improve the Company's oversight of internal controls at its subsidiaries, the Company's Board of Directors hired a professional services firm to lead and coordinate ongoing compliance efforts under Sarbanes-Oxley section 404 and partner with the internal audit function of the Company;

- The Company has conducted more frequent and in-depth periodic, unannounced internal audits of controls at the subsidiary level;

- The Company enhanced its corporate level monitoring of the operating subsidiaries' accounts receivable, accounts payable and cash reconciliations, including verification that financial information submitted by the operating subsidiaries agrees with the financial information recorded in the operating subsidiaries' information systems; and

- The Company modified its reporting relationships so that heads of subsidiary accounting departments report directly to the Chief Financial Officer of the Company as opposed to subsidiary level presidents.

Part D – Changes in Internal Control Over Financial Reporting

Other than the foregoing initiatives, during the fourth quarter of fiscal year 2007 and through the date of this report, there have been no material changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part E – Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Thor Industries, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting that Thor Industries, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of July 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of July 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of July 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended July 31, 2007 and our report dated September 28, 2007 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Dayton, Ohio
September 28, 2007.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has adopted a written code of ethics, the "Thor Industries, Inc. Business Ethics Policy" which is applicable to all directors, officers and employees of the Company, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller and other executive officers identified pursuant to this Item 10 who perform similar functions (collectively, the "Selected Officers"). In accordance with the rules and regulations of the Securities and Exchange Commission a copy of the code has been posted on the Company's website. The Company intends to disclose any changes in or waivers from its code of ethics applicable to any Selected Officer on its website at http://www.thorindustries.com or by filing a Form 8-K.

The other information in response to this Item is included under the captions BUSINESS EXPERIENCE OF DIRECTORS AND EXECUTIVE OFFICERS, BOARD OF DIRECTORS, COMMITTEES AND ATTENDANCE AT MEETINGS and SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, in the Company's definitive Proxy Statement, to be filed with the Commission pursuant to Regulation 14A, which portion of said Proxy Statement is hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required in response to this Item is contained under the captions EXECUTIVE COMPENSATION and DIRECTOR COMPENSATION; in the Company's definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A, which portion of said Proxy Statement is hereby incorporated by reference.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee of the Board of Directors is or was formerly an officer or employee of the Company or any of its subsidiaries. During fiscal 2007, no executive officer of the Company or any of its subsidiaries served on the compensation committee (or equivalent), or the Board of Directors, of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information as of July 31, 2007 about the Company's Common Stock that is authorized for issuance under the Company's equity compensation plans, including the Thor Industries, Inc. 2006 Equity Incentive Plan and the Thor Industries, Inc. 1999 Stock Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	409,420 (1)	$21.92	1,100,000 (2)
Equity compensation plans not approved by security holders (1)	—	—	—
Total	409,420	$21.92	1,100,000

(1) Represents shares underlying stock options granted pursuant to the Thor Industries, Inc. 1999 Stock Option Plan (the "1999 Plan"). This plan was frozen in 2006 upon the adoption of the Thor Industries, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). As a result, no further grants may be made under the 1999 Plan.

(2) Represents shares authorized for issuance pursuant to the 2006 Plan.

The other information required in response to this Item is contained under the caption OWNERSHIP OF COMMON STOCK in the Company's definitive Proxy Statement, to be filed with the Commission pursuant to Regulation 14A, which portion of said Proxy Statement is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required in response to this Item is contained under the captions CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH MANAGEMENT and BOARD OF DIRECTORS, COMMITTEES AND ATTENDANCE AT MEETINGS in the Company's definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A, which portion of said Proxy Statement is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required in response to this Item is contained under the caption INDEPENDENT AUDITOR FEES in the Company's definitive Proxy Statement, to be filed with the Commission pursuant to Regulation 14A, which portion of said Proxy Statement is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

(b) Exhibits

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(a) of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2001)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004)
3.3	By-laws (incorporated by reference to Exhibit 3(b) of the Company's Registration Statement No. 33-13827)
4.1	Form of Common Stock Certificate. (incorporated by reference to Exhibit 4(a) of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1987)
10.1	Thor Industries, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 dated November 5, 1999)
10.2	Thor Industries, Inc. Restricted Stock Plan (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 dated December 3, 1997)
10.3	Thor Industries, Inc. Select Executive Incentive Plan (incorporated by reference to Exhibit 10(c) of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2000)
10.4	Thor Industries, Inc. 2006 Equity Incentive Plan*
10.5	Thor Industries, Inc. Non-Qualified Deferred Compensation Plan*
10.6	Ammendment to Thor Industries, Inc. Non-Qualified Deferred Compensation Plan*
14.1	Thor Industries, Inc. Business Ethics Policy (Incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 10-K/A for the fiscal year ended July 31, 2003)
21.1	Subsidiaries of the Company*
31.1	Certification of the Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of the Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of the Chief Executive Officer furnished pursuant to Section 906 of the Sarbanes–Oxley Act of 2002**
32.2	Certification of the Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes – Oxley Act of 2002**

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOR INDUSTRIES, INC.

(Signed) /S/ Wade F.B. Thompson
Wade F. B. Thompson
Chairman, President, and Chief Executive Officer

Date: September 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

(Signed) /S/ Peter B. Orthwein
Peter B. Orthwein
Vice Chairman, Treasurer and
Director

Date: September 28, 2007

(Signed) /S/ Walter L. Bennett
Walter L. Bennett
Chief Financial Officer
(Principal Financial Officer & Principal
Accounting Officer)

Date: September 28, 2007

(Signed) /S/ Wade F.B. Thompson
Wade F. B. Thompson
Chairman, President, Chief Executive
Officer and Director (Principal Executive Officer)

Date: September 28, 2007

(Signed) /S/ Alan Siegel
Alan Siegel
Director

Date: September 28, 2007

(Signed) /S/ William C. Tomson
William C. Tomson
Director

Date: September 28, 2007

(Signed) /S/ Neil D. Chrisman
Neil D. Chrisman
Director

Date: September 28, 2007

(Signed) /S/ H. Coleman Davis
H. Coleman Davis
Director

Date: September 28, 2007

(Signed) /S/ Jan H. Suwinski
Jan H. Suwinski
Director

Date: September 28, 2007

(Signed) /S/ Geoffrey A. Thompson
Geoffrey A. Thompson
Director

Date: September 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Thor Industries, Inc.

We have audited the accompanying consolidated balance sheets of Thor Industries, Inc. and subsidiaries (the "Company") as of July 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended July 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Thor Industries, Inc. and subsidiaries at July 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of July 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 28, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Dayton, Ohio
September 28, 2007

Consolidated Balance Sheets, July 31, 2007 and 2006
(amounts in thousands except share data)

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 171,889	$ 196,136
Investments-short term (Note A)	174,575	68,237
Accounts receivable:		
Trade, less allowance for doubtful accounts— $122 in 2007 and $105 in 2006 (Note A)	171,596	188,104
Other	5,799	5,639
Inventories (Note D)	168,980	183,169
Deferred income taxes and other (Note F)	12,689	11,431
Total current assets	705,528	652,716
Property, plant and equipment:		
Land	21,795	21,323
Buildings and improvements	134,352	131,649
Machinery and equipment	64,572	55,656
Total cost	220,719	208,628
Less accumulated depreciation	63,477	51,163
Net property, plant and equipment	157,242	157,465
Investments — Joint ventures (Note K)	2,671	2,737
Other assets:		
Goodwill (Note C)	165,663	165,663
Noncompete agreements — Net (Note C)	1,906	2,841
Trademarks (Note C)	13,900	13,900
Other	12,387	9,403
Total other assets	193,856	191,807
Total	$1,059,297	$1,004,725

See notes to consolidated financial statements.

	2007	2006
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 123,433	$ 145,609
Accrued liabilities:		
Compensation and related items	39,242	37,161
Product warranties (Note M)	64,310	59,795
Taxes	17,991	18,709
Promotions and rebates	11,697	12,953
Product/property liability and related liabilities	11,691	10,423
Other	8,835	7,315
Total current liabilities	277,199	291,965
Deferred income taxes and other liabilities (Note F)	15,767	12,911
Contingent liabilities and commitments (Note I)	—	—
Stockholders' equity (Note J):		
Preferred stock—authorized 1,000,000 shares; none outstanding	—	—
Common stock—par value of $.10 a share; authorized, 250,000,000 shares; issued 57,222,404 shares at July 31, 2007 and 57,100,286 shares at July 31, 2006	5,722	5,710
Additional paid-in capital	90,247	86,538
Retained earnings	727,729	664,322
Accumulated other comprehensive income	2,756	1,772
Less treasury shares of 1,441,600 in 2007 and 1,401,200 in 2006, at cost	60,123	58,493
Total stockholders' equity	766,331	699,849
Total	$ 1,059,297	$ 1,004,725

See notes to consolidated financial statements.

Consolidated Statements of Income for the Years Ended July 31, 2007, 2006 and 2005
(amounts in thousands except per share data)

	2007	2006	2005
Net sales	$ 2,856,308	$ 3,066,276	$ 2,558,141
Cost of products sold	2,493,013	2,634,818	2,222,606
Gross profit	363,295	431,458	335,535
Selling, general and administrative expenses	177,697	183,926	152,499
Amortization of intangibles	935	949	967
Interest income	11,376	9,020	3,155
Interest expense	(774)	(1,248)	(580)
Other income	1,595	1,756	4,735
Income before income taxes	196,860	256,111	189,379
Income taxes (Note F)	62,129	92,706	70,236
Net income	$ 134,731	$ 163,405	$ 119,143
Earnings per common share (Note A)			
Basic	$ 2.42	$ 2.89	$ 2.10
Diluted	$ 2.41	$ 2.87	$ 2.09

See notes to consolidated financial statements.

Notes to the Consolidated Financial Statements for the Years Ended July 31, 2007, 2006 and 2005

(All amounts presented in thousands except share and per share data)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Thor Industries, Inc. and its wholly-owned domestic and foreign subsidiaries (collectively, the "Company"). All intercompany balances and transactions are eliminated upon consolidation.

Cash and Cash Equivalents — Interest-bearing deposits and other investments with maturities of three months or less when purchased are considered cash equivalents. Cash, cash equivalents and short term investments of $321,468 are held by three financial institutions. The remaining $24,996 is held at various other financial institutions.

Investments — Effective August 1, 2006, the Company began classifying all short term investment purchases as available-for-sale. This change was based on the Company's decision to change its investment strategy from one of generating profits on short term differences in price to one of preserving capital.

At July 31, 2007, all investments — short term are comprised of auction rate securities that are classified as available-for-sale and are reported at fair value in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company purchases its auction rate securities at par, which either mature or reset at par, and generally there are no unrealized or realized gains or losses to report. Cost is determined on the specific identification basis. Interest income is accrued as earned. All of the available-for-sale securities held at July 31, 2007 mature within one year.

As of July 31, 2006, the Company held short-term debt and equity investments classified as trading securities. These trading securities were all sold or matured during the three months ended October 31, 2006 and were recorded as trading securities activity. Realized and unrealized gains and losses on trading securities are included in earnings. Dividend and interest income were recognized when earned.

Fair Value of Financial Investments — The carrying amount of cash equivalents, investments, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these financial instruments.

Inventories — Inventories are stated at the lower of cost or market, determined principally by the last-in, first-out (LIFO) basis.

Depreciation — Property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements — 10 to 39 years

Machinery and equipment — 3 to 10 years

Other Assets — Other assets consist of goodwill, trademarks, and non-compete agreements. Non-compete agreements are amortized using the straight-line method over 5 to 10 years. Goodwill and trademarks are not amortized but are tested at least annually for impairment. Trademarks are not amortized because they have indefinite useful lives.

Long-lived Assets — Long-lived assets and identifiable intangibles that are amortized are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future cash flows. If the carrying value of a long-lived asset is impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Product Warranties — Estimated warranty costs are provided at the time of sale of the warranted products. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

Consolidated Statements of Income for the Years Ended July 31, 2007, 2006 and 2005
(amounts in thousands except per share data)

	2007	2006	2005
Net sales	$ 2,856,308	$ 3,066,276	$ 2,558,141
Cost of products sold	2,493,013	2,634,818	2,222,606
Gross profit	363,295	431,458	335,535
Selling, general and administrative expenses	177,697	183,926	152,499
Amortization of intangibles	935	949	967
Interest income	11,376	9,020	3,155
Interest expense	(774)	(1,248)	(580)
Other income	1,595	1,756	4,735
Income before income taxes	196,860	256,111	189,379
Income taxes (Note F)	62,129	92,706	70,236
Net income	$ 134,731	$ 163,405	$ 119,143
Earnings per common share (Note A)			
Basic	$ 2.42	$ 2.89	$ 2.10
Diluted	$ 2.41	$ 2.87	$ 2.09

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended July 31, 2007, 2006 and 2005

(amounts in thousands except share and per share data)

	Treasury Stock		Common Stock		Additional Paid-In Capital	Restricted Stock Plan	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income
	Shares	Amount	Shares	Amount					
July 31, 2004	—	$ —	57,146,160	$ 5,715	$ 81,019	$ (1,128)	$ 64	$ 424,362	
Net income	—	—	—	—	—	—	—	119,143	$ 119,143
Shares purchased	579,200	(15,521)	—	—	—	—	—	—	—
Shares retired	(323,200)	8,490	(323,200)	(32)	(458)	—	—	(8,000)	—
Stock option activity	—	—	110,636	10	2,094	—	—	—	—
Restricted stock activity	—	—	(113)	—	(3)	3	—	—	—
Cash dividends — $.42 per common share	—	—	—	—	—	—	—	(23,824)	—
Foreign currency translation adjustment	—	—	—	—	—	—	879	—	879
Compensation expense	—	—	—	—	—	378	—	—	—
July 31, 2005	256,000	(7,031)	56,933,483	5,693	82,652	(747)	943	511,681	$ 120,022
Net income	—	—	—	—	—	—	—	163,405	$ 163,405
Shares purchased	1,145,200	(51,462)	—	—	—	—	—	—	—
Stock option activity	—	—	171,003	17	3,331	—	—	—	—
Restricted stock activity	—	—	(4,200)	—	191	42	—	—	—
Cash dividends — $.19 per common share	—	—	—	—	—	—	—	(10,764)	—
Adoption of SFAS123R	—	—	—	—	(494)	494	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	829	—	829
Compensation expense	—	—	—	—	858	211	—	—	—
July 31, 2006	1,401,200	(58,493)	57,100,286	5,710	86,538	—	1,772	664,322	$ 164,234
Net income								134,731	134,731
Shares purchased	40,400	(1,630)	—	—	—	—	—	—	—
Stock option activity	—	—	123,618	12	2,623	—	—	—	—
Restricted stock activity	—	—	(1,500)	—	476	—	—	—	—
Cash dividends — $1.28 per common share	—	—	—	—	—	—	—	(71,324)	—
Foreign currency translation adjustment	—	—	—	—	—	—	984	—	984
Compensation expense	—	—	—	—	610	—	—	—	—
July 31, 2007	1,441,600	$ (60,123)	57,222,404	$ 5,722	$ 90,247	—	$ 2,756	$ 727,729	$ 135,715

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended July 31, 2007, 2006 and 2005
(amounts in thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 134,731	$ 163,405	$ 119,143
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	12,970	13,097	9,808
Amortization of intangibles	935	949	967
Deferred income taxes	(1,324)	(4,094)	6,831
(Gain) loss on disposition of property, plant and equipment	82	5	(2,164)
Loss on sale of trading investments	104	439	1,369
Unrealized (gain) loss on trading investments	—	10	(233)
Stock based compensation	610	1,069	—
Changes in assets and liabilities, net of effects from acquisitions and divestments:			
Purchase of trading investments	—	(255,491)	(221,223)
Proceeds from sale of trading investments	68,133	232,024	237,914
Accounts receivable	16,348	(50,108)	(3,467)
Inventories	14,189	(22,684)	(4,982)
Deferred taxes and other	(3,213)	(2,120)	(1,145)
Accounts payable	(21,537)	23,888	(10,176)
Accrued liabilities	7,410	35,212	(3,232)
Other	3,315	1,658	441
Net cash provided by operating activities	**232,753**	**137,259**	**129,851**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(13,654)	(30,166)	(46,178)
Proceeds from disposition of property plant and equipment	232	263	3,054
Purchase of available for sale investments	(295,765)	—	—
Proceeds from sale of available for sale investments	121,046	—	—
Acquisitions — net of cash acquired	—	—	(38,113)
Net cash (used in) investing activities	**(188,141)**	**(29,903)**	**(81,237)**
Cash flows from financing activities:			
Cash dividends	(71,324)	(27,764)	(6,824)
Purchase of common stock held as treasury shares	(1,630)	(51,462)	(7,031)
Purchase of common stock for retirement	—	—	(8,490)
Retirement of acquired debt	—	—	(1,001)
Proceeds from issuance of common stock	3,111	3,581	1,329
Net cash (used in) financing activities	**(69,843)**	**(75,645)**	**(22,017)**
Effect of exchange rate changes on cash	984	829	879
Net (decrease) increase in cash and cash equivalents	(24,247)	32,540	27,476
Cash and cash equivalents, beginning of year	196,136	163,596	136,120
Cash and cash equivalents, end of year	**$ 171,889**	**$ 196,136**	**$ 163,596**
Supplemental cash flow information:			
Income taxes paid	$ 62,121	$ 82,817	$ 76,665
Interest paid	$ 774	$ 1,248	$ 580
Non-cash transactions:			
Retirement of treasury shares	$ —	$ —	$ 8,490
Dividends payable	$ —	$ —	$ 17,000
Deferred taxes	$ —	$ —	$ 775
Capital expenditures in accounts payable	$ 203	$ 842	$ 1,492
Cancellation of restricted stock	$ 35	$ 42	$ —

See notes to consolidated financial statements.

Notes to the Consolidated Financial Statements for the Years Ended July 31, 2007, 2006 and 2005

(All amounts presented in thousands except share and per share data)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Thor Industries, Inc. and its wholly-owned domestic and foreign subsidiaries (collectively, the "Company"). All intercompany balances and transactions are eliminated upon consolidation.

Cash and Cash Equivalents — Interest-bearing deposits and other investments with maturities of three months or less when purchased are considered cash equivalents. Cash, cash equivalents and short term investments of $321,468 are held by three financial institutions. The remaining $24,996 is held at various other financial institutions.

Investments — Effective August 1, 2006, the Company began classifying all short term investment purchases as available-for-sale. This change was based on the Company's decision to change its investment strategy from one of generating profits on short term differences in price to one of preserving capital.

At July 31, 2007, all investments — short term are comprised of auction rate securities that are classified as available-for-sale and are reported at fair value in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company purchases its auction rate securities at par, which either mature or reset at par, and generally there are no unrealized or realized gains or losses to report. Cost is determined on the specific identification basis. Interest income is accrued as earned. All of the available-for-sale securities held at July 31, 2007 mature within one year.

As of July 31, 2006, the Company held short-term debt and equity investments classified as trading securities. These trading securities were all sold or matured during the three months ended October 31, 2006 and were recorded as trading securities activity. Realized and unrealized gains and losses on trading securities are included in earnings. Dividend and interest income were recognized when earned.

Fair Value of Financial Investments — The carrying amount of cash equivalents, investments, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these financial instruments.

Inventories — Inventories are stated at the lower of cost or market, determined principally by the last-in, first-out (LIFO) basis.

Depreciation — Property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements — 10 to 39 years

Machinery and equipment — 3 to 10 years

Other Assets — Other assets consist of goodwill, trademarks, and non-compete agreements. Non-compete agreements are amortized using the straight-line method over 5 to 10 years. Goodwill and trademarks are not amortized but are tested at least annually for impairment. Trademarks are not amortized because they have indefinite useful lives.

Long-lived Assets — Long-lived assets and identifiable intangibles that are amortized are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future cash flows. If the carrying value of a long-lived asset is impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Product Warranties — Estimated warranty costs are provided at the time of sale of the warranted products. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

Allowance for Doubtful Accounts — A summary of bad debt activity is as follows:

	Year Ended July 31, 2007	Year Ended July 31, 2006	Year Ended July 31, 2005
Beginning Balance	$ 105	$ 506	$ 558
Charged to expense	72	98	76
Write-offs net of recoveries/payments	(55)	(499)	(128)
Ending Balance	$ 122	$ 105	$ 506

Insurance Reserves — Generally, we are self-insured for workers' compensation and group medical insurance. Under these plans, liabilities are recognized for claims incurred, including those incurred but not reported, and changes in the reserves. The liability for workers' compensation claims is determined by the Company with the assistance of a third party administrator using various state statutes and reserve requirements and historical claims experience. Group medical reserves are funded through a trust and are estimated using historical claims experience. We have a self-insured retention for products liability and personal injury matters of $5,000 per occurrence. We have established a reserve on our balance sheet for such occurrences based on historical data and actuarial information. We maintain excess liability insurance aggregating $25,000 with outside insurance carriers to minimize our risks related to catastrophic claims in excess of all our self-insured positions.

Revenue Recognition – Revenues from the sale of recreation vehicles and buses are recognized when title passes, which is when shipped to dealers, distributors, or contract buyers in accordance with shipping terms, which are FOB shipping point.

Revenue from the sale of recreation vehicles and buses are recorded when all of the following conditions have been met:

1) An order for a product has been received from a dealer;

2) Written or oral approval for payment has been received from the dealer's flooring institution;

3) A common carrier signs the delivery ticket accepting responsibility for the product as agent for the dealer; and

4) The product is removed from the Company's property for delivery to the dealer who placed the order.

Certain shipments are sold to customers on credit or cash on delivery ("COD") terms. The Company recognizes revenue on credit sales upon shipment and COD sales upon payment and delivery. Most sales are made by dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not sold on consignment, dealers do not have the right to return products, and dealers are typically responsible for interest costs to floorplan lenders. On average, the Company receives payments from floorplan lenders on products sold to dealers within 15 days of the invoice date.

Dealer Volume Rebates Sales Incentives and Advertising Costs – Estimated costs related to dealer volume rebates and sales incentives are accrued as a reduction of revenue at the latter of the time products are sold or the date the rebate or incentive is offered. Advertising costs, which consist primarily of tradeshows was $8,104, $8,659 and $8,651 in fiscal 2007, 2006 and 2005, respectively.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency – Assets and liabilities of the Company's Canadian operations reported in the consolidated balance sheets have been translated at current exchange rates. Revenues and expenses reported in the consolidated statements of income have been translated at the average exchange rate for the year. Translation adjustments have been included in accumulated other comprehensive income. Transaction gains and losses are not significant.

Stock Options – Effective August 1, 2005, we adopted Statement of Financial Accounting Standard ("SFAS") No. 123R, Share Based Payment, using the modified prospective transition method. Under the modified prospective transition method, awards that are granted, modified or settle after the date of the adoption are measured and accounted for in accordance with SFAS 123R. SFAS 123R establishes a fair-value method of accounting for employee stock options. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its option grants. The fair value, and related compensation costs are recognized over the option vesting period which is 3 to 4 years.

Earnings Per Share – Basic earnings per common share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding assuming dilution. The difference between basic EPS and diluted EPS is the result of outstanding stock options and restricted stock.

	2007	2006	2005
Weighted average shares outstanding for basic earnings per share	55,665,275	56,502,865	56,726,200
Stock options and restricted stock	257,833	394,174	381,363
Weighted average shares outstanding assuming dilution	55,923,108	56,897,039	57,107,563

The following table illustrates the pro forma effect on net income and income per share for fiscal 2005 assuming the Company had applied the fair value recognition provisions of Statement 123R to all previously granted share-based awards. The fair value of each option grant is estimated at the grant date using the Black-Scholes option pricing model based on the assumptions listed in Footnote J.

	2005
Net income as reported	$ 119,143
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,161)
Pro forma	$ 117,982
Earnings per common share — basic	
As reported	$ 2.10
Pro forma	$ 2.08
Earnings per common share — diluted	
As reported	$ 2.09
Pro forma	$ 2.07

Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We have adopted FIN 48 effective August 1, 2007. We estimate that the adoption of FIN 48 will result in a net decrease to beginning retained earnings of less than $20,000 primarily related to the accrual of the estimated tax liabilities related to the uncertain tax positions plus estimated interest and penalties.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives us the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective for Thor's fiscal year beginning August 1, 2008, although early adoption is permitted. We are currently assessing the potential impact that adoption of SFAS No. 159 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Accounting," ("SFAS 157") which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 will be effective for Thor's fiscal year beginning August 1, 2008. We are currently assessing the potential impact that adoption of SFAS 157 will have on our financial statements.

B. ACQUISITIONS

On May 27, 2005, we completed our acquisition of the Goshen Coach Division of Veritrans Specialty Vehicles Inc. pursuant to an asset purchase agreement dated May 26, 2005 for cash of $10,083. The fair value of assets acquired and liabilities assumed was $10,354 and $271, respectively.

On November 1, 2004, we completed our acquisition of the stock of DS Corp. dba CrossRoads RV, an Indiana corporation, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 28, 2004, by and among our company, Thor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of our company ("Acquisition Subsidiary"), CrossRoads and the security holders of CrossRoads. CrossRoads is engaged in the business of manufacturing towable recreation vehicles. Under the terms of the Merger Agreement, Acquisition Subsidiary merged with and into CrossRoads, and CrossRoads continued as the surviving corporation (the "Merger"). In addition, as part of the Merger, certain members of management of CrossRoads entered into non-competition agreements with our company.

The purchase price paid by us for the acquisition of the stock of CrossRoads was $28,030, which was payable in cash and was funded from our cash on hand. The fair value of assets acquired and liabilities assumed was $32,958, and $4,928 respectively. The purchase price allocation includes $1,176 of non-compete agreements, which will be amortized over two to seven years, $20,485 of goodwill and $794 for trademarks that are not subject to amortization.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", requires goodwill to be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired. On an annual basis, we test goodwill for impairment as of April 30.

The components of other intangibles are as follows:

	July 31, 2007		July 31, 2006	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Amortizable Intangible Assets- Non-compete agreements	$ 6,256	$ 4,350	$ 15,889	$ 13,048

Aggregate amortization expense for non-compete agreements for the years ended, July 31, 2007, 2006 and 2005 were $935, $949, and $967, respectively. Non-compete agreements are amortized on a straight-line basis.

The weighted average remaining amortization period at July 31, 2007 is 3.1 years.

Estimated Amortization Expense:

For the year ending July 2008	$812
For the year ending July 2009	$476
For the year ending July 2010	$322
For the year ending July 2011	$239
For the year ending July 2012	$ 57

There was no change in the carrying value of goodwill and trademarks for the years ended July 31, 2007 and July 31, 2006.

Goodwill and trademarks by segment totaled as follows:

	July 31, 2007		July 31, 2006	
	Goodwill	Trademark	Goodwill	Trademark
Recreation Vehicles				
Towables	$ 143,795	$ 10,237	$ 143,795	$ 10,237
Motorized	17,252	2,600	17,252	2,600
Buses	4,616	1,063	4,616	1,063
Total	$ 165,663	$ 13,900	$ 165,663	$ 13,900

D. INVENTORIES

Major classifications of inventories are:

	As of July 31,	
	2007	2006
Finished products	$ 12,326	$ 13,416
Work in process	52,102	51,208
Raw materials	87,245	99,807
Chassis	42,528	39,772
Subtotal	194,201	204,203
Less excess of FIFO costs over LIFO costs	25,221	21,034
Total inventories	$ 168,980	$ 183,169

E. LINE OF CREDIT

The Company has a $30,000 unsecured revolving line of credit which bears interest at prime less 2.15% (6.1% at July 31, 2007) and expires on November 30, 2007. There was no outstanding balance at July 31, 2007 and July 31, 2006. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires the Company to maintain certain financial ratios. The Company intends to renew the unsecured revolving line of credit prior to expiration.

F. INCOME TAXES

	Years ended July 31,		
	2007	2006	2005
Income taxes:			
Federal	$ 66,049	$ 82,256	$ 54,963
State and local	(3,065)	13,415	7,645
Foreign	470	1,129	797
Total current	63,454	96,800	63,405
Federal deferred	(1,396)	(3,863)	5,934
State and local deferred	72	(231)	897
Total deferred	(1,324)	(4,094)	6,831
Income taxes	$ 62,129	$ 92,706	$ 70,236

During the year ended July 31, 2007, the Company settled an Internal Revenue Service examination and a tax dispute with the State of Indiana. The Company reversed related income tax reserves and recognized a current tax benefit in the provision for income taxes of approximately $9,300. The increase in deferred tax liabilities for the year ended July 31, 2005 was due primarily to increased funding of self-insured reserves.

The differences between income taxes at the federal statutory rate and the actual income taxes are as follows:

	Years ended July 31,		
	2007	2006	2005
Provision at statutory rates	$ 68,901	$ 89,639	$ 66,283
State and local income taxes, net of federal tax benefit	5,363	8,730	5,552
Extraterritorial income benefit	(362)	(1,013)	(1,221)
Credits and incentives	(1,150)	(233)	(490)
Domestic production activities deduction	(1,988)	(2,396)	—
Other, including reversal of income tax reserves	(8,635)	(2,021)	112
Income taxes	$ 62,129	$ (92,706)	$ 70,236

Income before income taxes includes foreign income of $ 1,226 in fiscal 2007, $2,962 in fiscal 2006, and $2,101 in fiscal 2005.

	July 31, 2007	July 31, 2006
A summary of deferred income taxes is:		
Current deferred tax asset (liability):		
Inventory basis	$ (1,166)	$ (1,076)
Employee benefits	1,454	2,110
Self-insurance	2,506	(518)
Product warranties	1,980	3,377
Other	1,231	1,005

Total current deferred tax asset included in deferred income taxes and other	6,005	4,898
Long-term deferred tax asset (liability):		
Property basis	(2,203)	(2,211)
Investments	168	162
Deferred compensation	4,773	3,859
Intangibles	(3,250)	(3,547)
Other	(2,848)	(1,840)
Total net long-term deferred tax liability included in deferred income taxes and other liabilities	(3,360)	(3,577)
Net deferred tax asset (liability)	$ 2,645	$ 1,321

G. LEASES

The Company has operating leases principally for land, buildings and equipment. Future minimum rental payments required under these operating leases are $9,410, which includes the following amount due in each of the next five fiscal years ending July 31: $3,529 in fiscal 2008; $2,278 in fiscal 2009; $1,745 in fiscal 2010; $978 in fiscal 2011; $676 in fiscal 2012 and $204 thereafter. Rent expense was $4,736 in fiscal 2007, $4,956 in fiscal 2006 and $4,918 in fiscal 2005.

H. EMPLOYEE BENEFIT PLANS

Substantially all non-highly compensated employees are eligible to participate in a 401(k) plan. Company contributions are at the discretion of the Company's Board of Directors. Total expense for the plan was $571 in fiscal 2007, $644 in fiscal 2006, and $630 in fiscal 2005.

The Company has established a deferred compensation plan for executives who do not participate in a 401(k) plan. This plan allows executives to defer a portion of their compensation and to direct the Company to invest the funds in mutual fund investments held by the Company. Participant benefits are limited to the value of the investments held on their behalf. Investments held by the Company are accounted for at fair market value and reported as other assets. The obligation to the participants is reported as a liability. No income or loss is recorded through the Consolidated Statements of Income. The Company does not make contributions to the plan. The balance of investments held in this plan was $10,515 at July 31, 2007 and $7,542 at July 31, 2006.

I. CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with financing institutions to provide financing to their dealers. Generally, these agreements provide for the repurchase of products from the financing institution in the event of a dealer's default.

Our principal commercial commitments at July 31, 2007 are summarized in the following chart:

Commitment	Total Amount Commitment	Term of Guarantee
Guarantee on dealer financing	$ 2,021	less than 1 year
Standby repurchase obligation on dealer financing	$ 844,673	less than 1 year

The risk of loss under these agreements is spread over numerous dealers and further reduced by the resale value of the units which the company would be required to repurchase. Losses under these agreements have not been significant in the periods presented in the consolidated financial statements, and management believes that any future losses under these agreements will not have a significant effect on the Company's consolidated financial position or results of operations.

The Company records repurchase and guarantee reserves based on prior experience and known current events. The combined repurchase and guarantee reserve balances are approximately $1,293 as of July 31, 2007 and $1,563 as of July 31, 2006.

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cost of units repurchased	$ 10,078	$ 4,878	$ 11,220
Realization of units resold	9,061	4,230	9,355
Losses due to repurchase	$ 1,017	$ 648	$ 1,865

The Company obtains certain vehicle chassis from automobile manufacturers under converter pool agreements. These agreements generally provide that the manufacturer will supply chassis at the Company's various production facilities under the terms and conditions set forth in the agreement. The manufacturer does not transfer the certificate of origin to the Company and, accordingly, the Company accounts for the chassis as consigned, unrecorded inventory. Chassis are typically converted and delivered to customers within 90 days of delivery. If the chassis is not converted within 90 days of delivery to the Company, the Company purchases the chassis and records the inventory. At July 31, 2007 and July 31, 2006, chassis on hand accounted for as consigned, unrecorded inventory was approximately $45,848 and $24,970 respectively.

The Company is involved in various litigation generally incidental to normal operations.

J. STOCKHOLDERS' EQUITY

The Company purchased 40,400 shares of Thor's common stock in fiscal 2007 at an average cost of $40.35 per share to be held as treasury shares. In fiscal 2006, the Company purchased 1,145,200 shares of Thor's common stock at an average cost of $44.94 per share to be held as treasury shares.

Effective August 1, 2005, we adopted Statement of Financial Accounting Standard ("SFAS") No. 123R, Share Based Payment, using the modified prospective transition method. Under the modified prospective transition method, awards that are granted, modified or settled after the date of the adoption are measured and accounted for in accordance with SFAS 123R.

The Board approved the Thor Industries, Inc. 2006 Equity Incentive Plan (the "Equity Incentive Plan") on October 16, 2006 and this plan was subsequently approved by shareholders at the 2006 annual meeting. The Equity Incentive Plan is designed, among other things, to replace the Company's 1999 Stock Option Plan (the "1999 Plan") and the Company's 1997 Restricted Stock Plan (the "1997 Plan"). Upon approval of the Equity Incentive Plan, the 1999 Plan and the 1997 Plan were frozen. As a result, there will be no further grants under options, restricted stock or other equity-based awards pursuant to either the 1999 Plan or the 1997 Plan. However, outstanding grants of both plans remain outstanding, subject to the respective terms and conditions of the plans. The maximum number of shares issuable under the Equity Incentive Plan is 1,100,000. Awards may be in the form of options (incentive stock options and non-statutory stock options), restricted stock, restricted stock units, performance compensation awards and stock appreciation rights.

Stock Options – The Company's Board of Directors approved the 1999 Stock Option Plan. 2,000,000 shares were authorized under the Plan. Options expire 10 years from the date of grant and are vested evenly over 3 to 4 years from the date of grant.

A summary of option activity under the 1999 Stock Option Plan is as follows:

	2007		2006		2005	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	533,038	$ 21.29	704,041	$ 19.63	792,344	$ 18.07
Exercised	(123,618)	15.60	(171,003)	14.47	(110,636)	11.79
Canceled	—	—	—	—	(12,667)	—
Granted	—	—	—	—	35,000	30.51
Outstanding at end of year	409,420	$ 21.92	533,038	$ 21.29	704,041	$ 19.63
Exercisable at year-end	388,420	$ 21.53	382,843	$ 18.79	426,375	$ 14.48

The weighted average fair value of options granted was $12.31 in fiscal 2005 as calculated by the Black-Scholes method. The weighted average-remaining contractual life for options outstanding and exercisable at July 31, 2007, was 5.8 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at July 31, 2007 was $7,818 and $7,571, respectively. The aggregate intrinsic value of options outstanding and excercisable at July 31, 2006 was $11,486 and $9,209 respectively.

The assumptions used in determining the fair value of options granted during fiscal 2005 is as follows:

	2005
Expected volatility	38%
Expected life of grant	6 years
Risk free interest rate	3.90%
Expected dividend rate	.30%

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Assumptions utilized in the model are evaluated when awards are granted. Forfeiture assumptions are revised as necessary to reflect experience. The fair value of the stock options is based upon the market price of the underlying common stock as of the date of the grant, reduced by the present value of estimated future dividends, and risk- free interest rates. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury security rate estimated for the expected life of the options at the date of grant. Expected volatilities are based on the historical volatility of our stock. The expected term of the options represents the period of time that options granted are outstanding and is estimated using historical exercise and termination behavior.

In fiscal year 2007 and 2006, the Company recorded expenses of $408 and $858 respectively for stock option awards. The amount expensed in the current period under SFAS No. 123R is consistent with prior proforma disclosures under SFAS 123. At July 31, 2007, there was $88 of total unrecognized compensation costs related to stock options that is expected to be recognized over a weighted average period of 0.7 years.

Cash received from stock option exercises for the year ended July 31, 2007 and July 31, 2006 was $2,373 and $2,474 respectively. The total intrinsic value of stock options exercised in 2007, 2006 and 2005 was $2,923, $5,417 and $2,518, respectively.

Exercises of options are satisfied with the issuance of new shares from authorized shares.

Stock Awards -- The Company has a stock award plan which allows for the granting of up to 600,000 shares of restricted stock to selected executives. Restrictions expire 50% after 5 years following the date of issue and the balance after six years.

A summary of stock award activity under this Plan for the year ended July 31, 2007 and July 31, 2006 is as follows:

	2007		2006	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested, Beginning of year	94,700	$ 14.33	115,700	$ 12.93
Granted	—	—	—	—
Vested	22,200	7.62	16,800	5.77
Forfeited	(1,500)	23.38	(4,200)	9.98
Nonvested, End of year	71,000	$ 16.24	94,700	$ 14.33

In fiscal 2007 and 2006, the Company recorded expense for restricted stock awards of $202 and $211, respectively. At July 31, 2007, there was $257 of total unrecognized compensation costs related to restricted stock awards that is expected to be recognized over a weighted average period of 1.6 years.

The total fair value of restricted shares vested during fiscal year 2007 and 2006 was $970 and $604, respectively.

K. JOINT VENTURES

In March 1996, the Company and Cruise America, Inc., an unrelated third party, formed a joint venture, CAT Joint Venture LLC ("CAT"), to make short-term rentals of motorized recreation vehicles to the public. As of July 31, 2007 we were contingently liable for repurchase obligations of CAT inventory in the amount of approximately $14,498. Any losses related to these obligations would be shared equally by the Company and Cruise America. The Company's total investment is $1,115.

In March 1994, the Company and a financial services company formed a joint venture, Thor Credit Corporation (TCC), to finance the sales of recreation vehicles to consumer buyers. Historically, the majority of these financing arrangements were provided to consumers buying recreation vehicles manufactured by unrelated parties. The Company's total investment is $1,556.

These investments are 50% owned and are accounted for using the equity method. The Company's share of the combined earnings (loss) for these investments was $(66), $(63), and $640, in fiscal 2007, 2006 and 2005 respectively, and is included in the other income caption of the Consolidated Statements of Income. Additionally, TCC pays the Company a referral fee based upon the amount of loans generated from Thor dealerships. The Company recognized referral income of $1,519, $1,564 and $1,859 in fiscal 2007, 2006 and 2005 respectively, which is included in the other income caption of the Consolidated Statements of Income.

During fiscal 2007, our Four Winds subsidiary had sales to Cruise America of $32,688 and Cruise America had sales to CAT of $11,315. During fiscal 2006, our Four Winds subsidiary had sales to Cruise America of $32,277 and Cruise America had sales to CAT of $6,657. During fiscal 2005, our Four Winds subsidiary had sales to Cruise America of $57,979 and Cruise America had sales to CAT of $9,521.

L. BUSINESS SEGMENTS

The Company has three reportable segments: 1.) towable recreation vehicles, 2.) motorized recreation vehicles, and 3.) buses. The towable recreation vehicle segment consists of product lines from the following operating companies that have been aggregated: Airstream, Breckenridge, CrossRoads, Dutchmen, General Coach Hensall & Oliver, Keystone, Komfort, and Thor California. The motorized recreation vehicle segment consists of product lines from the following operating companies that have been aggregated: Airstream, Damon, Four Winds and Oliver. The bus segment consists of the following operating companies that have been aggregated: Champion Bus, ElDorado California, ElDorado Kansas and Goshen Coach.

Manufacturing and sales are conducted in the United States and, to a much lesser extent, in Canada. Identifiable assets are those assets used in the operation of each reportable segment. Corporate assets primarily consist of cash and cash equivalents, investments-short term, deferred income tax assets, the cash value of Company-owned life insurance and various investments.

	2007	2006	2005
Net sales:			
Recreation vehicles			
Towables	$ 1,890,100	$ 2,173,483	$ 1,742,108
Motorized	565,523	577,025	566,138
Total Recreation Vehicles	2,455,623	2,750,508	2,308,246
Buses	400,685	315,768	249,895
Total	**$ 2,856,308**	**$ 3,066,276**	**$ 2,558,141**
Income before income taxes:			
Recreation vehicles			
Towables	$ 165,259	$ 228,592	$ 164,343
Motorized	25,140	27,404	24,607
Total recreation vehicles	190,399	255,996	188,950
Buses	18,997	9,356	7,492
Corporate	(12,536)	(9,241)	(7,063)
Total	**$ 196,860**	**$ 256,111**	**$ 189,379**
Identifiable assets:			
Recreation vehicles			
Towables	$ 449,276	$ 483,324	$ 380,306
Motorized	147,598	150,058	126,045
Total recreation vehicles	596,874	633,382	506,351
Buses	105,864	103,861	96,942
Corporate	356,559	267,482	250,600
Total	**$ 1,059,297**	**$ 1,004,725**	**$ 853,893**
Depreciation and amortization expense:			
Recreation vehicles			
Towables	$ 8,913	$ 8,012	$ 6,505
Motorized	2,916	4,365	2,672
Total recreation vehicles	11,829	12,377	9,177
Buses	1,877	1,629	1,556
Corporate	200	40	42
Total	**$ 13,906**	**$ 14,046**	**$ 10,775**
Capital expenditures:			
Recreation vehicles			
Towables	$ 7,825	$ 23,575	$ 32,371
Motorized	3,913	2,955	14,562
Total recreation vehicles	11,738	26,530	46,933
Buses	1,226	4,395	683
Corporate	141	83	54
Total	**$ 13,105**	**$ 31,008**	**$ 47,670**

M. WARRANTY

Thor provides customers of our product with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties of up to five years on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserves are adequate. However, actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

	Year Ended July 31, 2007	Year Ended July 31, 2006	Year Ended July 31, 2005
Beginning Balance	$ 59,795	$ 55,118	$ 45,829
Provision	66,324	63,137	60,084
Payments	(61,809)	(58,460)	(51,940)
Acquisitions	—	—	1,145
Ending Balance	$ 64,310	$ 59,795	$ 55,118

N. SUBSEQUENT EVENT

On August 6, 2007, Thor's Board of Directors approved a special dividend of $2 per share. This dividend of approximately $111,669 will be paid on October 8, 2007 to stockholders of record on September 27, 2007.

Exhibit 10.4

THOR INDUSTRIES, INC.
2006 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

1.1 General Purpose. The name of this plan is the Thor Industries, Inc. 2006 Equity Incentive Plan (the ***"Plan"***). The purpose of the Plan is to enable Thor Industries, Inc., a Delaware corporation (the ***"Company"***), and any Affiliate to obtain and retain the services of the types of Employees, Consultants and Directors who will contribute to the Company's long range success and to provide incentives that are linked directly to increases in share value which will inure to the benefit of all stockholders of the Company.

1.2 Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and any such parties who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

1.3 Available Awards. The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of one or more of the following Awards: (a) Incentive Stock Options, (b) Nonstatutory Stock Options, (c) Restricted Awards, (d) Performance Compensation Awards, (e) Stock Appreciation Rights and (f) 409A Awards.

2. Definitions.

2.1 ***"409A Award"*** means an Award that is considered "nonqualified deferred compensation" within the meaning of Section 409A of the Code and Section 8 of this Plan.

2.2 ***"Administrator"*** means the Board or the Committee appointed by the Board in accordance with Section 3.5.

2.3 ***"Affiliate"*** means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

2.4 ***"Award"*** means any right granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Award, a Performance Compensation Award, a Stock Appreciation Right and a 409A Award.

2.5 ***"Award Agreement"*** means a written agreement between the Company and a holder of an Award evidencing the terms and conditions of an individual Award grant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

2.6 ***"Beneficial Owner"*** has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

2.7 ***"Board"*** means the Board of Directors of the Company.

2.8 ***"Cause"*** means (a) with respect to any Participant who is a party to an employment or service agreement or employment policy manual with the Company or its Affiliates and such agreement or policy manual provides for a definition of Cause, as defined therein and (b) with respect to all other Participants (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate, (ii) conduct tending to bring the Company into substantial public disgrace, or disrepute, (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate or (iv) material violation of state or federal securities laws. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

2.9 ***"Change in Control"*** shall mean:

(a) The direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and it Affiliates, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act (a "***Person***")) that is not an Affiliate of the Company;

(b) The Incumbent Directors cease for any reason to constitute at least a majority of the Board;

(c) The adoption of a plan relating to the liquidation or dissolution of the Company; or

(d) The acquisition by any Person of Beneficial Ownership of 50% or more (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock of the Company, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock (the "***Outstanding Company Common Stock***") or (B) the combined voting power of then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities***"); *provided, however*, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any Affiliate, (ii) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate, (iii) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this Section 2.9 or (iv) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or

(e) The consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "***Business Combination***"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "***Surviving Company***"), or (y) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the "***Parent Company***"), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination, (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, it there is no Parent Company, the Surviving Company) and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination.

2.10 ***"Code"*** means the Internal Revenue Code of 1986, as it may be amended from time to time.

2.11 ***"Committee"*** means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with Section 3.5.

2.12 ***"Common Stock"*** means the common stock, $0.10 par value per share, of the Company.

2.13 ***"Company"*** means Thor Industries, Inc. a Delaware corporation.

2.14 ***"Consultant"*** means any person, including an advisor (a) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or who provides bona fide services to the Company or an Affiliate pursuant to a written agreement or (b) who is a member of the Board of Directors of an Affiliate; *provided that*, except as otherwise permitted in Section 5.3 hereof, such person is a natural person and such services are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

2.15 ***"Continuous Service"*** means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director will not constitute an interruption of Continuous Service. The Administrator or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

2.16 ***"Covered Employee"*** has the same meaning as set forth in Section 162(m)(3) of the Code.

2.17 ***"Date of Grant"*** means the date on which the Administrator adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award and from which the Participant begins to benefit from or be adversely affected by subsequent changes in the Fair Market Value of the Company Common Stock or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

2.18 ***"Detrimental Activity"*** means: (a) violation of the terms of any agreement with the Company or any of its Affiliates concerning non-disclosure, confidentiality, intellectual property, privacy or exclusivity; (b) disclosure of the Company's or its Affiliates' confidential information to anyone outside the Company or its Affiliates, without prior written authorization from the Company or its Affiliates, or in conflict with the interests of the Company or its Affiliates, whether the confidential information was acquired or disclosed by the Participant during or after employment by the Company or its Affiliates; (c) failure or refusal to disclose promptly or assign to the Company or its Affiliates all right, title and interest in any invention, work product or idea, patentable or not, made or conceived by the Participant during employment by the Company or its Affiliates, relating in any manner to the interests of the Company or its Affiliates or the failure or refusal to do anything reasonably necessary to enable the Company or its Affiliates to secure a patent where appropriate in the United States and in other countries; (d) activity that is discovered to be grounds for or results in termination of the Participant's employment for Cause; (e) any breach of a restrictive covenant contained in any employment agreement, Award Agreement or other agreement between the Participant and the Company or its Affiliates, during any period for which a restrictive covenant prohibiting Detrimental Activity, or other similar conduct or act, is applicable to the Participant during or after employment by the Company or its Affiliates; (f) any attempt directly or indirectly to induce any Employee of the Company or its Affiliates to be employed or perform services or acts in conflict with the interests of the Company or its Affiliates; (g) any attempt, in conflict with the interests of the Company or its Affiliates, directly or indirectly, to solicit the trade or business of any current or prospective customer, client, supplier or partner of the Company or its Affiliates; (h) the conviction of, or guilty plea entered by, the Participant for any felony or a crime involving moral turpitude whether or not connected with the Company; or (i) the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company.

2.19 ***"Director"*** means a member of the Board.

2.20 ***"Disability"*** means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; *provided, however*, for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Code Section 22(e)(3). The determination of whether an individual has a Disability shall be determined under procedures established by the Administrator. Except in situations where the Administrator is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.10 hereof within the meaning of Code Section 22(e)(3), the Administrator may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

2.21 ***"Effective Date"*** shall mean October 16, 2006, the date the Board adopted the Plan.

2.22 ***"Employee"*** means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

2.23 ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

2.24 ***"Fair Market Value"*** means, as of any date, the value of the Common Stock as determined below. The Fair Market Value on any date on which the Company's shares of Common Stock are registered under Section 12 of the Exchange Act and listed on the New York Stock Exchange shall be the closing price of a share of Common Stock on the New York Stock Exchange on such date, and thereafter (a) if the Common Stock is admitted to quotation on the over the counter market or any interdealer quotation system, the Fair Market Value on any given date shall not be less than the average of the highest bid and lowest asked prices of the Common Stock reported for such date or, if no bid and asked prices were reported for such date, for the last day preceding such date for which such prices were reported, or (b) in the absence of an established market for the Common Stock, the Fair Market Value determined in good faith by the Administrator and such determination shall be conclusive and binding on all persons.

2.25 ***"Form S-8"*** has the meaning set forth in Section 5.3.

2.26 ***"Free Standing Rights"*** has the meaning set forth in Section 7.3(a).

2.27 ***"Incentive Stock Option"*** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

2.28 ***"Incumbent Directors"*** means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) shall be an Incumbent Director. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.29 "*Negative Discretion*" means the discretion authorized by the Plan to be applied by the Administrator to eliminate or reduce the size of a Performance Compensation Award in accordance with Section 7.2(d)(iv) of the Plan; *provided, that,* the exercise of such discretion would not cause the Performance Compensation Award to fail to qualify as "performance-based compensation" under Section 162(m) of the Code.

2.30 ***"Non-Employee Director"*** means a Director who is a "non-employee director" within the meaning of Rule 16b-3.

2.31 ***"Nonstatutory Stock Option"*** means an Option not intended to qualify as an Incentive Stock Option.

2.32 ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.33 ***"Option"*** means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

2.34 ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan and need not be identical.

2.35 ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

2.36 ***"Outside Director"*** means a Director who is an "outside director" within the meaning of Section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(3) or any successor to such statute and regulation.

2.37 ***"Participant"*** means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

2.38 ***"Performance Compensation Award"*** means any Award designated by the Administrator as a Performance Compensation Award pursuant to Section 7.2 of the Plan.

2.39 "***Performance Criteria***" means the criterion or criteria that the Administrator shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division or operational unit of the Company) and shall be limited to the following:

(a) net earnings or net income (before or after taxes);

(b) basic or diluted earnings per share (before or after taxes);

(c) net revenue or net revenue growth;

(d) gross revenue;

(e) gross profit or gross profit growth;

(f) net operating profit (before or after taxes);

(g) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales);

(h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

(i) earnings before or after taxes, interest, depreciation and/or amortization;

(j) gross or operating margins;

(k) productivity ratios;

(l) share price (including, but not limited to, growth measures and total stockholders return);

(m) expense targets;

(n) margins;

(o) operating efficiency;

(p) objective measures of customer satisfaction;

(q) working capital targets;

(r) measures of economic value added;

(s) inventory control; and

(t) enterprise value.

Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or an Affiliate as a whole or any business unit of the Company and/or an Affiliate or any combination thereof, as the Administrator may deem appropriate, or any of the above Performance Criteria as compared to the performance of a group of comparable companies, or published or special index that the Administrator, in its sole discretion, deems appropriate, or the Company may select Performance Criterion (l) above as compared to various stock market indices. The Administrator also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Administrator shall, within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit Administrator discretion to alter the governing Performance Criteria without obtaining stockholder approval of such changes, the Administrator shall have sole discretion to make such changes without obtaining stockholder approval.

2.40 ***"Performance Formula"*** means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

2.41 ***"Performance Goals"*** means, for a Performance Period, the one or more goals established by the Administrator for the Performance Period based upon the Performance Criteria. The Administrator is authorized at any time during the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), or at any time thereafter (but only to the extent the exercise of such authority after such period would not cause the Performance Compensation Awards granted to any Participant for the Performance Period to fail to qualify as "performance-based compensation" under Section 162(m) of the Code), in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period to the extent permitted under Section 162(m) of the Code in order to prevent the dilution or enlargement of the rights of Participants based on the following events:

(a) asset write-downs;

(b) litigation or claim judgments or settlements;

(c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results;

(d) any reorganization and restructuring programs;

(e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year;

(f) acquisitions or divestitures;

(g) any other specific unusual or nonrecurring events, or objectively determinable category thereof;

(h) foreign exchange gains and losses; and

(i) a change in the Company's fiscal year.

2.42 ***"Performance Period"*** means the one or more periods of time not less than one (1) year in duration, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Compensation Award.

2.43 ***"Plan"*** means this Thor Industries, Inc. 2006 Equity Incentive Plan.

2.44 ***"Related Rights"*** has the meaning set forth in Section 7.3(a).

2.45 ***"Restricted Award"*** means any Award granted pursuant to Section 7.1(a).

2.46 ***"Restricted Period"*** has the meaning set forth in Section 7.1(a).

2.47 ***"Rule 16b-3"*** means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

2.48 ***"SAR Amount"*** has the meaning set forth in Section 7.3(h).

2.49 ***"SAR exercise price"*** has the meaning set forth in Section 7.3(b).

2.50 ***"Securities Act"*** means the Securities Act of 1933, as amended.

2.51 ***"Stock Appreciation Right"*** means the right pursuant to an award granted under Section 7.3 to receive an amount equal to the excess, if any, of (A) the Fair Market Value, as of the date such Stock Appreciation Right or portion thereof is surrendered, of the shares of stock covered by such right or such portion thereof, over (B) the aggregate SAR exercise price of such right or such portion thereof.

2.52 ***"Stock for Stock Exchange"*** has the meaning set forth in Section 6.4.

2.53 ***"Ten Percent Stockholder"*** means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3. Administration.

3.1 Administration by Board. The Plan shall be administered by the Board unless and until the Board delegates administration to a Committee, as provided in Section 3.5.

3.2 Powers of Administrator. The Administrator shall have the power and authority to select and grant to Participants Awards pursuant to the terms of the Plan.

3.3 Specific Powers. In particular, the Administrator shall have the authority: (a) to construe and interpret the Plan and apply its provisions; (b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan; (c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the

Plan; (d) to delegate its authority to one or more Officers of the Company with respect to awards that do not involve Covered Employees or "insiders" within the meaning of Section 16 of the Exchange Act; (e) to determine when Awards are to be granted under the Plan and the applicable Date of Grant; (f) from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted; (g) to determine the number of shares of Common Stock to be made subject to each Award; (h) to determine whether each Option is to be an Incentive Stock Option or a Nonstatutory Stock Option; (i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment, vesting provisions and Right of Repurchase provisions, and to specify the provisions of the Award Agreement relating to such grant or sale; (j) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; *provided, however*, that if any such amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award or creates or increases a Participant's federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant's consent; (k) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company's employment policies; (l) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments; and (m) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for administration of the Plan. The Administrator also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, stockholder approval shall be required before the repricing is effective.

3.4 Decisions Final. All decisions made by the Administrator pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.5 The Committee.

(a) General. The Board may delegate administration of the Plan to a Committee or Committees of one or more members of the Board, and the term ***"Committee"*** shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Administrator shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

(b) Committee Composition when Common Stock is Registered. At such time as the Common Stock is required to be registered under Section 12 of the Exchange Act, in the discretion of the Board, a Committee may consist solely of two or more Non-Employee Directors who are also Outside Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3 and/or Section 162(m) of the Code. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any Covered Employee and with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors who are also Outside Directors. Within the scope of such authority, the Board or the Committee may (i) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Awards to eligible persons who are either (A) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award or (B) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code or (ii) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an option is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors who are also Outside Directors.

3.6 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by applicable law, the Administrator shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Administrator may be party by reason of any action taken or failure to act under or in connection with the Plan or any option granted under the Plan, and against all amounts paid by the Administrator in settlement thereof (*provided, however,* that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Administrator in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Administrator did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, and in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; *provided, however*, that within 60 days after institution of any such action, suit or proceeding, such Administrator shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

Subject to adjustment in accordance with Section 12, the total number of shares of Common Stock that shall be available for the grant of Awards under the Plan shall not exceed

1,100,000; *provided, that,* for purposes of this limitation, any Common Stock subject to an Option or Award that is canceled, forfeited or expires prior to exercise or realization shall again become available for issuance under the Plan. Subject to adjustment in accordance with Section 12, no Participant shall be granted, during any one (1) year period, Options to purchase Common Stock or any other Awards with respect to more than 1,100,000 shares of Common Stock. Stock available for distribution under the Plan shall be authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner. Notwithstanding anything to the contrary contained herein: (i) shares tendered in payment of an Option shall not be added to the aggregate plan limit described above; (ii) shares withheld by the Company to satisfy any tax withholding obligation shall not be added to the aggregate plan limit described above; and (iii) all shares covered by a Stock Appreciation Right or other Awards, whether or not shares of Common Stock are actually issued to the Participant upon exercise or settlement of the Award, shall be considered issued or transferred pursuant to the Plan. All shares reserved for issuance under the Plan may be used for Incentive Stock Options. No fractional shares of Common Stock may be issued.

5. Eligibility.

5.1 Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants and those individuals whom the Administrator determines are reasonably expected to become Employees, Directors and Consultants following the Date of Grant.

5.2 Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value of the Common Stock at the Date of Grant and the Option is not exercisable after the expiration of five years from the Date of Grant.

5.3 Consultants. A Consultant shall not be eligible for the grant of an Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (***"Form S-8"***) is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company (*i.e.*, capital raising), or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Company determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (*e.g.*, on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

5.4 Directors. Each Director of the Company shall be eligible to receive discretionary grants of Awards under the Plan.

6. Option Provisions.

Each Option shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate. All Options shall be separately designated Incentive

Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the additional conditions applicable to nonqualified deferred compensation under Section 409A of the Code and Section 8 of the Plan. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1 Term. Subject to the provisions of Section 5.2 regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it was granted.

6.2 Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5.2 regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3 Exercise Price of a Nonstatutory Stock Option. The exercise price of each Nonstatutory Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted; *provided, however*, any Nonstatutory Stock Option may be granted with an exercise price less than 100% of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted if such Option satisfies the additional conditions applicable to nonqualified deferred compensation under Section 409A of the Code, in accordance with Section 6.13 and Section 8 hereof. Notwithstanding the foregoing, a Nonstatutory Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.4 Consideration. The exercise price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Administrator, upon such terms as the Administrator shall approve, the exercise price may be paid: (i) by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the exercise price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have a Fair Market Value on the date of attestation equal to the exercise price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a ***"Stock for Stock***

Exchange"); (ii) a "cashless" exercise program established with a broker; (iii) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate exercise price at the time of exercise, or (iv) in any other form of legal consideration that may be acceptable to the Administrator. Unless otherwise specifically provided in the Option, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (*i.e.*, the Common Stock is listed on any established stock exchange or a national market system) an exercise by a Director or executive officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to any Award under this Plan.

6.5 Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6 Transferability of a Nonstatutory Stock Option. A Nonstatutory Stock Option may, in the sole discretion of the Administrator, be transferable to a permitted transferee upon written approval by the Administrator to the extent provided in the Option Agreement. A permitted transferee includes: (a) a transfer by gift or domestic relations order to a member of the Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Administrator in connection with a program established and approved by the Administrator pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of such Nonstatutory Stock Option; and (c) such other transferees as may be permitted by the Administrator in its sole discretion. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7 Vesting Generally. The Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Administrator may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Common Stock. The Administrator may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Option Agreement upon the occurrence of a specified event.

6.8 Termination of Continuous Service. Unless otherwise provided in an Option Agreement or in an employment agreement the terms of which have been approved by the Administrator, in the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability or termination by the Company for Cause), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder's Continuous Service, or (b) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate. Unless otherwise provided in an Option Agreement or in an employment agreement the terms of which have been approved by the Administrator, or as otherwise provided in Sections 6.10 and 6.11 of this Plan, outstanding Options that are not exercisable at the time an Optionholder's Continuous Service terminates for any reason other than for Cause (including an Optionholder's death or Disability) shall be forfeited and expire at the close of business on the date of such termination. Unless otherwise provided in an Option Agreement or in an employment agreement the terms of which have been approved by the Administrator, if the Optionholder's Continuous Service terminates for Cause, all outstanding Options shall be forfeited (whether or not vested) and expire as of the beginning of business on the date of such termination for Cause.

6.9 Extension of Termination Date. An Optionholder's Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service for any reason would be prohibited at any time because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant's Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10 Disability of Optionholder. Unless otherwise provided in an Option Agreement, in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

6.11 Death of Optionholder. Unless otherwise provided in an Option Agreement, in the event an Optionholder's Continuous Service terminates as a result of the Optionholder's death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

6.12 Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

6.13 Additional Requirements Under Section 409A. Each Option Agreement shall include a provision whereby, notwithstanding any provision of the Plan or the Option Agreement to the contrary, the Option shall satisfy the additional conditions applicable to nonqualified deferred compensation under Section 409A of the Code, in accordance with Section 8 hereof, in the event any Option under this Plan is granted with an exercise price less than Fair Market Value of the Common Stock subject to the Option on the date the Option is granted (regardless of whether or not such exercise price is intentionally or unintentionally priced at less than Fair Market Value, or is materially modified at a time when the Fair Market Value exceeds the exercise price), or is otherwise determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code.

7. Provisions of Awards Other Than Options.

7.1 Restricted Awards

(a) General.

A Restricted Award is an Award of actual shares of Common Stock ("***Restricted Stock***") or hypothetical Common Stock units ("***Restricted Stock Units***") having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the ***"Restricted Period"***) as the Administrator shall determine.

(b) Restricted Stock and Restricted Stock Units.

(i) Each Participant granted Restricted Stock shall execute and deliver to the Company an Award agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the

Administrator determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Administrator may require the Participant to additionally execute and deliver to the Company (a) an escrow agreement satisfactory to the Administrator, if applicable and (b) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. At the discretion of the Administrator, cash dividends and stock dividends with respect to the Restricted Stock may be either currently paid to the Participant or withheld by the Company for the Participant's account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Administrator. The cash dividends or stock dividends so withheld by the Administrator and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Administrator, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) The terms and conditions of a grant of Restricted Stock Units shall be reflected in a written Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. At the discretion of the Administrator, each Restricted Stock Unit (representing one share of Common Stock) may be credited with cash and stock dividends paid by the Company in respect of one share of Common Stock ("***Dividend Equivalents***"). At the discretion of the Administrator, Dividend Equivalents may be either currently paid to the Participant or withheld by the Company for the Participant's account, and interest may be credited on the amount of cash Dividend Equivalents withheld at a rate and subject to such terms as determined by the Administrator. Dividend Equivalents credited to a Participant's account and attributable to any particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Administrator, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit and, if such Restricted Stock Unit is forfeited, the Participant shall have no right to such Dividends Equivalents.

(c) Restrictions.

(i) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii) Restricted Stock Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii) The Administrator shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Stock or Restricted Stock Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Stock and Restricted Stock Units, the Restricted Period shall commence on the Date of Grant and end at the time or times set forth on a schedule established by the Administrator in the applicable Award agreement.

(e) Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 7.1(c) and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Participant's account with respect to such Restricted Stock and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one share of Common Stock for each such outstanding Restricted Stock Unit ("***Vested Unit***") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 7.1(b)(ii) hereof and the interest thereon or, at the discretion of the Administrator, in shares of Common Stock having a Fair Market Value equal to such Dividend Equivalents interest thereon, if any; *provided, however,* that, if explicitly provided in the applicable Award Agreement, the Administrator may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Vested Unit.

(f) Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in the form of the Company deems appropriate.

7.2 Performance Compensation Awards.

(a) General. The Administrator shall have the authority, at the time of grant of any Award described in this Plan (other than Options and Stock Appreciation Rights granted with an exercise price or grant price, as the case may be, equal to or greater than the Fair Market Value per share of Stock on the date of grant), to designate such Award as a Performance Compensation Award in order to qualify such Award as "performance-based compensation" under Section 162(m) of the Code. In addition, the Administrator shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award in order to qualify such Award as "performance-based compensation" under Section 162(m).

(b) Eligibility. The Administrator will, in its sole discretion, designate within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 7.2. Moreover, designation of a Participant eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

(c) Discretion of Administrator with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Administrator shall have full discretion to select the length of such Performance Period (provided any such Performance Period shall be not less than one (1) year in duration), the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply to the Company and the Performance Formula. Within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), the Administrator shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 7.2(c) and record the same in writing.

(d) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance

Goals for such period are achieved; and (B) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant's Performance Compensation Award has been earned for the Performance Period.

(iii) Certification. Following the completion of a Performance Period, the Administrator shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Administrator shall then determine the actual size of each Participant's Performance Compensation Award for the Performance Period and, in so doing, may apply Negative Discretion in accordance with Section 7.1(d)(iv) hereof, if and when it deems appropriate.

(iv) Use of Discretion. In determining the actual size of an individual Performance Compensation Award for a Performance Period, the Administrator may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Administrator shall not have the discretion to (a) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (b) increase a Performance Compensation Award above the maximum amount payable under Section 7.2(d)(vi) of the Plan.

(v) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 7.2.

(vi) Maximum Award Payable. Notwithstanding any provision contained in this Plan to the contrary, the maximum Performance Compensation Award payable to any one Participant under the Plan for a Performance Period is 1,100,000 shares of Common Stock or, in the event such Performance Compensation Award is paid in cash, the equivalent cash value thereof on the first or last day of the Performance Period to which such Award relates, as determined by the Administrator. The maximum amount that can be paid in any calendar year to any Participant pursuant to a cash bonus Award described in the last sentence of Section 7.1(a) shall be $10,000,000. Furthermore, any Performance Compensation Award that has been deferred shall not (between the date as of which the Award is deferred and the payment date) increase (A) with respect to Performance Compensation Award that is payable in cash, by a measuring factor for each fiscal year greater than a reasonable rate of interest set by the Administrator or (B) with respect to a Performance Compensation Award that is payable in shares of Common Stock, by an amount greater than the appreciation of a share of Common Stock from the date such Award is deferred to the payment date.

7.3 Stock Appreciation Rights.

(a) General. Stock Appreciation Rights may be granted either alone (***"Free Standing Rights"***) or, provided the requirements of Section 7.3(b) are satisfied, in tandem with all or part of any Option granted under the Plan (*"Related Rights"*). In the case of a Nonstatutory Stock Option, Related Rights may be granted either at or after the time of the grant of such Option. In the case of an Incentive Stock Option, Related Rights may be granted only at the time of the grant of the Incentive Stock Option.

(b) Grant Requirements. A Stock Appreciation Right may only be granted if the Stock Appreciation Right: (i) does not provide for the deferral of compensation within the meaning of Section 409A of the Code; or (ii) satisfies the requirements of Section 7.3(h) and Section 8 hereof. A Stock Appreciation Right does not provide for a deferral of compensation if: (A) the value of the Common Stock the excess over which the right provides for payment upon exercise (the "***SAR exercise price***") may never be less than the Fair Market Value of the underlying Common Stock on the date the right is granted, (B) the compensation payable under the Stock Appreciation Right can never be greater than the difference between the SAR exercise price and the Fair Market Value of the Common Stock on the date the Stock Appreciation Right is exercised, (C) the number of shares of Common Stock subject to the Stock Appreciation Right must be fixed on the date of grant of the Stock Appreciation Right, and (D) the right does not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the right.

(c) Exercise and Payment. Upon exercise thereof, the holder of a Stock Appreciation Right shall be entitled to receive from the Company, an amount equal to the product of (i) the excess of the Fair Market Value, on the date of such written request, of one share of Common Stock over the SAR exercise price per share specified in such Stock Appreciation Right or its related Option, multiplied by (ii) the number of shares for which such Stock Appreciation Right shall be exercised. Payment with respect to the exercise of a Stock Appreciation Right that satisfies the requirements of Section 7.3(b)(i) shall be paid on the date of exercise and made in shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Administrator in its sole discretion), valued at Fair Market Value on the date of exercise. Payment with respect to the exercise of a Stock Appreciation Right that does not satisfy the requirements of Section 7.3(b)(i) shall be paid at the time specified in the Award in accordance with the provisions of Section 7.3(h) and Section 8. Payment may be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Administrator in its sole discretion), cash or a combination thereof, as determined by the Administrator.

(d) Exercise Price. The exercise price of a Free Standing Stock Appreciation Right shall be determined by the Administrator, but shall not be less than 100% of the Fair Market Value of one share of Common Stock on the Date of Grant of such Stock Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; *provided, however*, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Common Stock subject to the Stock Appreciation Right and related Option exceeds the exercise price per share thereof and no Stock Appreciation Rights may be granted in tandem with an Option unless the Administrator determines that the requirements of Section 7.3(b)(i) are satisfied.

(e) Reduction in the Underlying Option Shares. Upon any exercise of a Stock Appreciation Right, the number of shares of Common Stock for which any related Option shall be exercisable shall be reduced by the number of shares for which the Stock Appreciation Right shall have been exercised. The number of shares of Common Stock for which a Stock Appreciation Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of shares of Common Stock for which such Option shall have been exercised.

(f) Written Request. Unless otherwise determined by the Administrator in its sole discretion and only if permitted in the Stock Appreciation Right's Award Agreement, any exercise of a Stock Appreciation Right for cash, may be made only by a written request filed with the Corporate Secretary of the Company. Within 30 days of the receipt by the Company of a written request to receive cash in full or partial settlement of a Stock Appreciation Right or to exercise such Stock Appreciation Right for cash, the Administrator shall, in its sole discretion, either consent to or disapprove, in whole or in part, such written request. A written request to receive cash in full or partial settlement of a Stock Appreciation Right or to exercise a Stock Appreciation Right for cash may provide that, in the event the Administrator shall disapprove such written request, such written request shall be deemed to be an exercise of such Stock Appreciation Right for shares of Common Stock.

(g) Disapproval by Administrator. If the Administrator disapproves in whole or in part any election by a Participant to receive cash in full or partial settlement of a Stock Appreciation Right or to exercise such Stock Appreciation Right for cash, such disapproval shall not affect such Participant's right to exercise such Stock Appreciation Right at a later date, to the extent that such Stock Appreciation Right shall be otherwise exercisable, or to elect the form of payment at a later date, provided that an election to receive cash upon such later exercise shall be subject to the approval of the Administrator. Additionally, such disapproval shall not affect such Participant's right to exercise any related Option.

(h) Additional Requirements under Section 409A. A Stock Appreciation Right that is not intended to or fails to satisfy the requirements of Section 7.3(b)(i) shall satisfy the requirements of this Section 7.3(h) and the additional conditions applicable to nonqualified deferred compensation under Section 409A of the Code, in accordance with Section 8 hereof. The requirements herein shall apply in the event any Stock Appreciation Right under this Plan is granted with an SAR exercise price less than Fair Market Value of the Common Stock underlying the Award on the date the Stock Appreciation Right is granted (regardless of whether or not such SAR exercise price is intentionally or unintentionally priced at less than Fair Market Value, or is materially modified at a time when the Fair Market Value exceeds the SAR exercise price), provides that it is settled in cash, or is otherwise determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code. Any such Stock Appreciation Right may provide that it is exercisable at any time permitted under the governing written instrument, but such exercise shall be limited to fixing the measurement of the amount, if any, by which the Fair Market Value of a share of Common Stock on the date of exercise exceeds the SAR exercise price (the "***SAR Amount***"). However, once the Stock Appreciation Right is exercised, the SAR Amount may only be paid on the fixed time, payment schedule or other event specified in the governing written instrument or in Section 8.1 hereof.

8. Additional Conditions Applicable to Nonqualified Deferred Compensation Under Section 409A of the Code.

In the event any Award under this Plan is granted with an exercise price less than Fair Market Value of the Common Stock subject to the Award on the Date of Grant (regardless of whether or not such exercise price is intentionally or unintentionally priced at less than Fair Market Value, or such Award is materially modified and deemed a new Award at a time when the Fair Market Value exceeds the exercise price), or is otherwise determined to constitute a 409A Award, the following additional conditions shall apply and shall supersede any contrary provisions of this Plan or the terms of any 409A Award agreement.

8.1 Exercise and Distribution. No 409A Award shall be exercisable or distributable earlier than upon one of the following:

(a) Specified Time. A specified time or a fixed schedule set forth in the written instrument evidencing the 409A Award, but not later than after the expiration of 10 years from the Date of Grant. If the written grant instrument does not specify a fixed time or schedule, such time shall be the date that is the fifth anniversary of the Date of Grant.

(b) Separation from Service. Separation from service (within the meaning of Section 409A of the Code) by the 409A Award recipient; *provided, however*, if the 409A Award recipient is a "key employee" (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) and any of the Company's stock is publicly traded on an established securities market or otherwise, exercise or distribution under this Section 8.1(b) may not be made before the date which is six months after the date of separation from service.

(c) Death. The date of death of the 409A Award recipient.

(d) Disability. The date the 409A Award recipient becomes disabled (within the meaning of Section 8.4(b) hereof).

(e) Unforeseeable Emergency. The occurrence of an unforeseeable emergency (within the meaning of Section 8.4(c) hereof), but only if the net value (after payment of the exercise price) of the number of shares of Common Stock that become issuable does not exceed the amounts necessary to satisfy such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the exercise, after taking into account the extent to which the emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's other assets (to the extent such liquidation would not itself cause severe financial hardship).

(f) Change in Control Event. The occurrence of a Change in Control Event (within the meaning of Section 8.4(a) hereof), including the Company's discretionary exercise of the right to accelerate vesting of such Award upon a Change in Control Event or to terminate the Plan or any 409A Award granted hereunder within 12 months of the Change in Control Event.

8.2 Term. Notwithstanding anything to the contrary in this Plan or the terms of any 409A Award agreement, the term of any 409A Award shall expire and such Award shall no longer be exercisable on the date that is the later of: (a) 2-1/2 months after the end of the Company's taxable year in which the 409A Award first becomes exercisable or distributable pursuant to this Section 8 and is not subject to a substantial risk of forfeiture; or (b) 2-1/2 months after the end of the 409A Award recipient's taxable year in which the 409A Award first becomes exercisable or distributable pursuant to this Section 8 and is not subject to a substantial risk of forfeiture, but not later than the earlier of (i) the expiration of 10 years from the date the 409A Award was granted, or (ii) the term specified in the 409A Award agreement.

8.3 No Acceleration. A 409A Award may not be accelerated or exercised prior to the time specified in this Section 8, except in the case of one of the following events:

(a) Domestic Relations Order. The 409A Award may permit the acceleration of the exercise or distribution time or schedule to an individual other than the Participant as may be necessary to comply with the terms of a domestic relations order (as defined in Section 414(p)(1)(B) of the Code).

(b) Conflicts of Interest. The 409A Award may permit the acceleration of the exercise or distribution time or schedule as may be necessary to comply with the terms of a certificate of divestiture (as defined in Section 1043(b)(2) of the Code).

(c) Change in Control Event. The Administrator may exercise the discretionary right to accelerate the vesting of such 409A Award upon a Change in Control Event or to terminate the Plan or any 409A Award granted thereunder within 12 months of the Change in Control Event and cancel the 409A Award for compensation. In addition, the Administrator may exercise the discretionary right to accelerate the vesting of such 409A Award provided that such acceleration does not change the time or schedule of payment of such Award and otherwise satisfies the requirements of this Section 8 and the requirements of Section 409A of the Code.

8.4 Definitions. Solely for purposes of this Section 8 and not for other purposes of the Plan, the following terms shall be defined as set forth below:

(a) ***"Change in Control Event"*** means the occurrence of a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company (as defined in Proposed Regulations § 1.409A-3(g)(5) and any subsequent guidance interpreting Code Section 409A).

(b) ***"Disabled"*** means a Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Employees.

(c) ***"Unforeseeable Emergency"*** means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in Section 152(a) of the Code) of the Participant, loss of the Participant's property due to casualty, or similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

9. Covenants of the Company.

9.1 Availability of Shares. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

9.2 Securities Law Compliance. Each Option Agreement and Award Agreement shall provide that no shares of Common Stock shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant shall have executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Administrator may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

10. Use of Proceeds from Stock.

Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

11. Miscellaneous.

11.1 Acceleration of Exercisability and Vesting. The Administrator shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

11.2 Stockholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in Section 12 hereof.

11.3 No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause, (b) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (c) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

11.4 Transfer, Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

11.5 Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award (a) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (b) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Award has been registered under a then currently effective registration statement under the Securities Act or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

11.6 Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Administrator, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the

Participant as a result of the exercise or acquisition of Common Stock under the Award, *provided, however*, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.

12. Adjustments Upon Changes in Stock.

Awards granted under the Plan and any agreements evidencing such Awards, the maximum number of shares of Common Stock subject to all Awards stated in Section 4 and the maximum number of shares of Common Stock with respect to which any one person may be granted Awards during any period stated in Section 4 and Section 7.2(d)(vi) will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award in the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the Date of Grant of any such Award. Any adjustment in Incentive Stock Options under this Section 12 shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act or otherwise result in a violation of Section 409A of the Code. Further, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, such adjustments or substitutions shall be made only to the extent that the Administrator determines that such adjustments or substitutions may be made without causing the Company to be denied a tax deduction on account of Section 162(m) of the Code. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes. Notwithstanding the above, in the event of any of the following: (i) the Company is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by shareholders of the Company in a form other than stock or other equity interests of the surviving entity or outstanding Awards are not to be assumed upon consummation of the proposed transaction; (ii) all or substantially all of the assets of the Company are acquired by another person; (iii) the reorganization or liquidation of the Company; or (iv) the Company shall enter into a written agreement to undergo an event described in clause (i), (ii) or (iii) above, then the Administrator may, in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and cause the holders thereof to be paid, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other shareholders of the Company in the event. The terms of this Section 12 may be varied by the Administrator in any particular Award agreement.

13. Effect of Change in Control

13.1 Unless otherwise provided in an Award Agreement:

(a) In the event of a Change in Control, notwithstanding any provision of the Plan or any applicable Award Agreement to the contrary, and either in or not in combination with another event such as a termination of the applicable Participant's Continuous Service by the Company without Cause, all Options and Stock Appreciation Rights subject to such Award shall become immediately exercisable with respect to 100 percent of the shares subject to such Option or Stock Appreciation Rights, and/or that the Restricted Period shall expire immediately with respect to 100 percent of such shares of Restricted Stock or Restricted Stock Units subject to such Award (including a waiver of any applicable Performance Goals) and, to the extent practicable, such acceleration of exercisability and expiration of the Restricted Period (as applicable) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transaction with respect to the Common Stock subject to their Awards.

(b) In the event of a Change in Control, all incomplete Performance Periods in respect of such Award in effect on the date the Change in Control occurs shall end on the date of such change, and the Administrator shall (A) determine the extent to which Performance Goals with respect to each such Award Period have been met based upon such audited or unaudited financial information then available as it deems relevant, (B) cause to be paid to the applicable Participant partial or full Awards with respect to Performance Goals for each such Award Period based upon the Administrator's determination of the degree of attainment of Performance Goals, and (C) cause the Award, if previously deferred, to be settled in full as soon as possible.

13.2 In addition, in the event of a Change in Control, the Administrator may in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other shareholders of the Company in the event.

13.3 The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

14. Amendment of the Plan and Awards.

14.1 Amendment of Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 12 relating to adjustments upon changes in Common Stock and Section 14.3, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy any applicable law or securities exchange listing requirements. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on stockholder approval.

14.2 Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

14.3 Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

14.4 No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

14.5 Amendment of Awards. The Administrator at any time, and from time to time, may amend the terms of any one or more Awards; *provided, however*, that the Administrator may not effect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

15. General Provisions.

15.1 Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. The Plan is intended to constitute an "unfunded" plan for incentive compensation and nothing contained in the Plan shall give any Participant any rights that are greater than those of a general unsecured creditor of the Company.

15.2 Recapitalizations. Each Option Agreement and Award Agreement shall contain provisions required to reflect the provisions of Section 12.

15.3 Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

15.4 Other Provisions. The Option Agreements and Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Administrator may deem advisable.

15.5 Cancellation and Rescission of Awards for Detrimental Activity.

(a) Upon exercise, payment or delivery pursuant to an Award, the Participant shall certify in a manner acceptable to the Company that the Participant has not engaged in any Detrimental Activity described in Section 2.18.

(b) Unless the Award Agreement specifies otherwise, the Administrator may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired, unpaid or deferred Awards at any time if the Participant engages in any Detrimental Activity described in Section 2.18.

(c) In the event a Participant engages in Detrimental Activity described in Section 2.18 after any exercise, payment or delivery pursuant to an Award, during any period for which any restrictive covenant prohibiting such activity is applicable to the Participant, such exercise, payment or delivery may be rescinded within one year thereafter. In the event of any such rescission, the Participant shall pay to the Company the amount of any gain realized or payment received as a result of the exercise, payment or delivery, in such manner and on such terms and conditions as may be required by the Company. The Company shall be entitled to set-off against the amount of any such gain any amount owed to the Participant by the Company.

15.6 Disqualifying Dispositions. Any Participant who shall make a "disposition" (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Date of Grant of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

15.7 Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 15.7, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

15.8 Section 162(m). To the extent the Administrator issues any Award that is intended to be exempt from the application of Section 162(m) of the Code, the Administrator may, without shareholder or grantee approval, amend the Plan or the relevant Award agreement retroactively or prospectively to the extent it determines necessary in order to comply with any subsequent clarification of Section 162(m) of the Code required to preserve the Company's Federal income tax deduction for compensation paid pursuant to any such Award.

16. Effective Date of Plan.

The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

17. Termination or Suspension of the Plan.

The Plan shall terminate automatically on the day before the 10th anniversary of the Effective Date. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 14.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Unless the Company determines to submit Section 7.2 of the Plan and the definition of "Performance Goal" and "Performance Criteria" to the Company's stockholders at the first stockholder meeting that occurs in the fifth year following the year in which the Plan was last approved by stockholders (or any earlier meeting designated by the Board), in accordance with the requirements of Section 162(m) of the Code, and such stockholder approval is obtained, then no further Performance Compensation Awards shall be made to Covered Employees under Section 7.2 after the date of such annual meeting, but the Plan may continue in effect for Awards to Participants not in accordance with Section 162(m) of the Code.

18. Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of law rules.

Exhibit 10.5

Non-Qualified Deferred Compensation Plan
Plan Document

NOTICE: Non-qualified deferred compensation plans have significant tax consequences to both the Employer and Participants. These tax consequences may be adverse if the non-qualified deferred compensation plan is not appropriately designed pursuant to Internal Revenue Service and Department of Labor requirements. ***Use of this Non-Qualified Deferred Compensation Plan Trust Agreement is specifically conditioned upon the Employer's receipt of written acknowledgment by an attorney, accountant, or other tax professional representing the Employer that the Employer has reviewed the tax ramifications of the use of a non-qualified deferred compensation plan, and this document and any related documents; and (ii) that the Employer understands and assumes all responsibility relating to the tax consequences of using this document.***

This Plan document is to be used in conjunction with the Strong Non-Qualified Deferred Compensation Plan Joinder Agreement, and is to be interpreted consistent with the options selected in the Joinder Agreement.

I. Plan Name and Purpose

The Plan shall be named as selected in Part II, Section A of the Joinder Agreement. It has been adopted by the Employer to provide key selected employees of the Employer with the benefits of an unfunded, non qualified deferred compensation program. The Plan is intended to constitute "a plan that is unfunded and maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees" within the meaning of Sections 201(20), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), is intended to be exempt from the provisions of Parts 2, 3 and 4 of Title I of ERISA, and shall be interpreted and administered to the extent possible in a manner consistent with that intent.

II. Definitions

When used in the Plan, the following words shall have the meanings defined below, unless the context clearly indicates otherwise:

(a) ***Accounts***: The bookkeeping accounts maintained by the Service Provider on behalf of the Employer, with appropriate sub accounts, to reflect Contributions to the Plan adjusted for earnings, losses, and transactions in accordance with this Plan. Accounts shall be bookkeeping entries only and shall not constitute an actual allocation of any assets of the Employer, or be deemed to create any trust, custodial account or deposit with respect to any assets which may be utilized to satisfy the obligation of the Employer to provide the benefits specified in this Plan.

(b) ***Beneficiary***: Any person who is designated by a Participant to receive payment of benefits under this Plan, to the extent available, after the Participant's death. The Participant may specify his or her Beneficiaries on a form approved by the Committee and may make such changes to his Beneficiary designation at any time, pursuant to procedures adopted by the Committee. Notwithstanding anything in this Plan to the contrary, if the Participant designates his or her spouse as a Beneficiary of benefits payable hereunder, and the Participant's marriage to that spouse is later terminated (whether by divorce, annulment, dissolution or otherwise), the Participant's designation of his or her spouse as a Beneficiary shall be null and void, and the portion of the Participant's benefits that would, but for this provision be payable to the Participant's spouse will be payable as designated in the Participant's Beneficiary designation, as if the spouse had predeceased the Participant.

(c) ***Bonus Deferrals***: Those contributions to the Plan, as authorized in the Joinder Agreement, made pursuant to Part III of this Plan Document, and allocated to the Accounts of Participants entering into an Elective Deferral Agreement authorizing Bonus Deferrals.

(d) ***Board***: The Board of Directors (or other governing board) of the Employer.

(e) ***Change of Control***: A Change of Control shall be deemed to have occurred (if applicable) upon the happening of the criteria specified by the Employer in the Change of Control Appendix to the Joinder Agreement. If the Employer does not specify the criteria for determining the existence of a Change of Control, Change of Control shall be deemed to have occurred upon (i) the sale, lease, exchange, or other transfer of substantially all of the assets of the Employer, (ii) the liquidation, dissolution or winding up of the Employer, whether voluntary or involuntary, (iii) any merger, acquisition or consolidation to which the Employer is a party and either (a) the Employer is not the surviving company, or (b) more than fifty percent (50%) of the shares of capital stock, by vote and value (the "Stock"), of the surviving company is beneficially held by a Person (as that term is used in Section 7701(a)(1) of the Internal Revenue Code of 1986, as amended) or Persons who did not hold, in the aggregate, more than fifty percent (50%) Stock of the surviving company, prior to the merger, acquisition, or consolidation, and (iv) any other transaction, whereby more than fifty percent (50%) Stock of the Employer, is beneficially held by a Person or Persons who did not hold, in the aggregate, more than fifty percent (50%) of the Stock of the Employer prior to the transaction, provided however, that a Change of Control shall not include any change in the percentage ownership of the Stock of the Employer resulting from the offering of shares under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(f) ***Code***: The Internal Revenue Code of 1986, and amendments thereto.

(g) ***Committee***: The Committee as provided for in this Plan, which shall have the authority to direct the operations of the Plan. If the Employer does not appoint members of the Committee, the Employer shall be the administrator of the Plan, and direct its day to day operations.

(h) ***Compensation***: An Employee's salary (unreduced by deferrals made on a pre-tax basis to any plan maintained under Code §§401(k) or 125) as modified in the Joinder Agreement for purposes of Elective Deferrals.

(i) ***Contributions***: Collectively, Elective Deferrals, Bonus Deferrals, Matching Contributions, Discretionary Incentive Contributions, and Employer Special Contributions, as may be selected in the Joinder Agreement.

(j) ***Disability***: The inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by the Employer based on its current disability policy, applied on a uniform and nondiscriminatory basis.

(k) ***Discretionary Incentive Contributions***: Those contributions to the Plan, as authorized in the Joinder Agreement, made pursuant to Part III of this Plan Document.

(l) ***Effective Date***: The date the Plan is effective, and from which benefits will accrue to Participants under the terms of this Plan as specified in the Joinder Agreement.

(m) ***Elective Deferrals***: A contribution made to this Plan pursuant to the Employer's obligation to provide certain benefits in consideration of a Participant entering into an Elective Deferral Agreement.

(n) ***Elective Deferral Agreement***: An irrevocable election of the Participant to forego payment of Compensation in exchange for the Employer's promise to pay benefits pursuant to this Plan. Such Elective Deferral Agreement shall (i) be in writing, signed by the Participant prior to the start of the Plan Year to which it relates (except that an Eligible Employee may enter into a Elective Deferral Agreement effective for the remainder of the Plan Year in which the Participant's participation in the Plan commences, provided that any reduction in compensation specified in the Elective Deferral Agreement has effect only with respect to compensation not yet earned or payable); (ii) take effect as of the start of the following Plan Year (or the date the Participant commences participation in the Plan, if later); (iii) be irrevocable during the Plan Year in which it is in effect (except that a Elective Deferral Agreement may be revoked entirely with respect to the remainder of the Plan Year upon election of the Participant; and (iv) on a form and submitted as prescribed by the Committee. Any Elective Deferral Agreement in effect as of the last day of a Plan Year shall automatically renew for each succeeding Plan Year unless a proper election modifying or terminating the prior Elective Deferral Agreement is submitted to the Committee during the period of time designated by the Committee.

(o) ***Eligible Employee***: An Employee described in Part II, Section D of the Joinder Agreement, who is eligible to be selected as a Participant in this Plan.

(p) ***Employee***: Any common law employee of the Employer, as determined in the sole discretion of the Employer.

(q) ***Employer***: The Employer specified in the Joinder Agreement and any successor to the business of the Employer establishing the Plan. No other employer shall be considered an Employer for purposes of this Plan unless (i) such other employer consents in writing to being an Employer with respect to this Plan; and (ii) such other employer is an entity which is part of (a) a controlled group of corporations or business pursuant to Code §§414(b) or (c); (b) an affiliated service group pursuant to Code §414(m); or (c) any other entity required to be aggregated with the Employer pursuant to Code §414(o).

(r) ***Employer Special Contribution***: Those contributions to the Plan, as authorized in the Joinder Agreement, made pursuant to Part III of this Plan Document, allocated pursuant to the provisions of an agreement entered into between the Employer and a Participant.

(s) ***Employment Commencement Date***: The date on which an Employee first is employed by the Employer.

(t) ***Investment Fund***: One of the funds provided for in this Plan, as selected by the Employer.

(u) ***Investment Fund Selection Form***: The form on which the Employer selects Investment Funds available for the investment of assets held in Trust, which is an integral part of the Plan.

(v) ***Joinder Agreement***: The document which contains the elections made by the Employer and which combined with this Plan Document contains the provisions of the Plan.

(w) ***Matching Contributions***: Those contributions to the Plan, as authorized in the Joinder Agreement, made pursuant to Part III of this Plan Document, allocated as a matching contribution to the Elective Deferral or Bonus Deferral Contributions.

(x) ***Participant***: An Eligible Employee who has been selected to participate in the Plan and who has contributions credited to his or her Account. An individual who has an Account in the Plan and is due benefits under the Plan (notwithstanding any vesting or forfeiture provisions contained herein) shall continue to be a Participant despite no longer being an Eligible Employee.

(y) ***Plan***: The non-qualified deferred compensation plan established by the Employer through the use of the Joinder Agreement and this Plan Document, which is intended to be a "top hat" plan, as defined in Department of Labor Regulation § 23.20.104-23, and exempt from the provisions of Parts 2, 3 and 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended.

(z) ***Plan Year***. The twelve month period ending on the date specified in the Joinder Agreement, which shall be the fiscal year of the Plan. Unless otherwise elected in the Joinder Agreement, the Plan Year shall be the calendar year.

(aa) ***Service Provider***: An affiliate of Strong Capital Management, Inc. that provides certain administrative services in connection with the operation of the Plan, pursuant to a services agreement entered into between the Employer and the Service Provider.

(bb) ***Trust Agreement***: An agreement entered into between the Trustee and the Employer providing for fiduciary services in connection with a grantor trust established in connection with this Plan.

(cc) ***Trustee***: The trustee designated in the Trust Agreement, or its successors and assigns. The Trustee shall not be a party to the Plan, and its responsibilities shall be governed exclusively by the Trust Agreement.

(dd) ***Year of Service***. A consecutive 12 month period of continuous service in the employ of the Employer commencing on (i) the Employee's Employment Commencement Date; (ii) the effective date of the Employer's establishment of this Plan; or (iii) the date the Employee becomes a Participant in the Plan, as the context shall provide.

II Eligibility and Participation

A. ***Eligibility***: From among those Employees designated as Eligible Employees by the Employer in the Joinder Agreement, the Board (or its designee) shall select those who shall become Participants in the Plan. The Board may impose such terms and conditions upon such an Employee prior to becoming a Participant, which shall be communicated to the Employee, in writing, prior to commencement of participation. An Eligible Employee shall commence Participation as of any date specified by the Board. Eligibility criteria may be revised at the discretion of the Employer and status as an eligible employee or Participant in one year does not guarantee such status in any subsequent year.

B. ***Participation***: A Participant shall commence participation in Plan upon completion of an appropriate Elective Deferral Agreement or allocation of a Contribution to his or her Account. An Employee shall remain a Participant for so long as the Employee is entitled to receive benefits under this Plan.

III. Contributions.

As may be selected in the Joinder Agreement, the Employer shall credit each Participant's Account with:

a) **Elective Deferrals**: The amount of any Elective Deferrals elected by the Participant in an Elective Deferral Agreement for the Plan Year. The Employer shall specify in the Joinder Agreement the minimum and maximum percentage of Compensation that may be deferred in each Plan Year;

b) **Bonus Deferrals**: The amount of any Bonus Deferrals elected by the Participant in an Elective Deferral Agreement entered into for the purpose of Bonus Deferrals, for the Plan Year;

c) **Discretionary Incentive Contributions**: An amount, as determined in the discretion of the Employer, which will be allocated to the Accounts of Participant's as determined by the Employer;

d) **Matching Contributions**: An amount, as may be specified in the Joinder Agreement, computed as a matching amount to any contribution made pursuant to an Elective Deferral Agreement;

e) **Employer Special Contributions**: An amount as may be specified in an agreement between the Employer and a Participant.

Benefits payable pursuant to this Plan shall be calculated with reference to the amount of contributions credited to the Participant's Account, together with any adjustments made thereto pursuant to the provisions of this Plan. The value of each Account will reflect Contributions adjusted to reflect (i) gains and losses (realized or unrealized) and income attributable to the investment options selected by Participant; (ii) payments from the Account to Participant or a beneficiary; and (iii) Participant's pro rata share of administrative expenses and fees arising from operation of the Plan, to the extent not paid by the Employer.

The obligation of the Employer to provide benefits pursuant to this Plan shall be the sole unsecured promise of the Employer with respect to this Plan. Notwithstanding the foregoing, the Employer may establish a trust pursuant to a Trust Agreement for the purpose of setting aside funds to provide for the payment of benefits under this Plan. However, the assets of the Trust shall at all times remain subject to the claims of the general creditors of the Employer, and no Participant or Beneficiary shall have any claim or right with respect to the assets held in the Trust, except to the extent that the Participant or Beneficiary is a general creditor of the Employer. Notwithstanding anything in the Plan (or the Trust Agreement) to the contrary, if elected in the Joinder Agreement, upon a Change of Control, the Employer shall fully fund its obligations under this Plan by making sufficient contributions to the Trust within the time limit specified in the Joinder Agreement.

IV. Investments

To the extent that the Employer establishes a Trust, such contributions made to the Trust shall be invested in one or more Investment Funds as specified by the Employer in the Investment Fund Selection Form. It shall be the investment policy of the Employer to have Trust Assets invested in such Investment Funds so as to provide sufficient assets to fund Employer's obligation to benefits under this Plan. At the discretion of the Employer, Participants may be entitled to request that their Accounts be adjusted (for investment gains and losses, as if invested) in accordance with a deemed investment election of a Participant.

Deemed investment elections may be made with respect to existing Account balances, current contributions to the Participant's Account, shall be subject to any limitations imposed by the Committee from time to time, and shall be made by such means as the Employer and Service Provider may agree. The Service Provider shall make such adjustments in Participants' Accounts to reflect any investment gains or losses such Participants' Accounts would experience if funds were actually invested pursuant to the Participant's election. Participants may make changes in deemed investment elections at such time, and in such manner, as may be specified by the Committee from time to time. Any deemed investment election, or changes to deemed investment elections, shall remain in effect until changed by the Participant.

The Plan Administrator shall provide each Participant with a statement of his or her Account, valued as of the last business day of each calendar quarter, reflecting the income, gains and losses (realized or unrealized), amounts of deferrals, and distributions of such Account since the prior statement.

V. Vesting

A Participant shall be vested in all Contributions together with any income or gains attributable thereto, as elected by the Employer in the Joinder Agreement.

If specified in the Joinder Agreement, a Participant shall become fully vested in his or her Accounts immediately prior to a Change of Control of the Employer.

VI. Payments from the Plan

Payments to or for the benefit of Participants will commence as described in this Section, upon determination by the Plan Administrator that one of the following events has occurred, and upon the following terms:

A. ***Elections by Participant as to Time and Method of Payment***: Each Participant shall elect the date upon which payment shall commence from the Plan. Each Participant shall make an irrevocable election whether payment(s) from their Account will be made as authorized in the Joinder Agreement (as a single lump sum, in annual installments or as described in the Joinder Agreement). The election of the Participant provided for in this paragraph as to method of payment is a one time election, made by the Participant at the inception of his/her participation in the Plan, shall apply to the entire account of the Participant, shall not be modifiable after acceptance by the Employer, and shall be binding for the year in which it is made and all subsequent Plan Years regardless of the Participant's eligibility to participate or actual participation during any such Plan Years.

B. ***Death of Participant***: Payment shall be made as soon as practicable in a single lump sum to the Beneficiary(ies) as their interests appear as last specified by the Participant on the form specified by, and filed with, the Committee.

C. ***Disability***: In the event of Participant's Disability, payment of Participant's Account shall be made in accordance with the election referred to in paragraph A above, but payment(s) shall commence as soon as practicable after Participant's Disability is determined, in its sole discretion, by the Employer.

D. ***Unforeseeable Emergency***: If authorized in the Joinder Agreement, the Employer, in its sole and absolute discretion and upon written application of a Participant requesting payment of benefits on the basis of an unforeseeable emergency, may direct immediate commencement of payment of all or a portion of the then vested and current value of such Participant's Account. For purposes of this paragraph, the term "unforeseeable emergency" shall mean severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of a dependent of the Participant (as defined in § 152(a) of the Internal Revenue Code of 1986, as amended from time to time), loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that will constitute an unforeseeable emergency will depend upon the facts of each case, as determined in the sole and absolute discretion of the Plan Administrator. Withdrawal for unforeseeable emergencies shall not be permitted the extent that such hardship is or may be relieved (i) through reimbursement or compensation by insurance or otherwise; (ii) by liquidation of the Participant's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship; or (iii) by cessation of deferrals under this, or any other Plan, sponsored by the Employer. The Employer shall not consider the need to send a Participant's child to college or the desire to purchase a home as unforeseeable emergencies. The Employer shall permit withdrawals of amounts because of an unforeseeable emergency only to the extent reasonably required to satisfy the emergency need.

E. ***Payments Subject to Vesting Requirements***. Notwithstanding the foregoing, if a portion of Participant's Accounts is subject to a vesting requirement specified in the Joinder Agreement and Part V of this Plan Document, such portion and the income and net investment gains arising therefrom shall be payable to Participant only to the extent the applicable vesting requirements specified in the Joinder Agreement have been fulfilled. Any portion of the Participant's Account which is not vested at the time the Participant terminates employment with the Employer shall be deemed forfeited. To the extent that the Employer has made a contribution to a trust in connection with respect to this Plan, the amount of any such contribution held in trust deemed forfeited pursuant to this provision shall be returned to the Employer if the trust is revocable at the time, or if not revocable, then the forfeited amounts shall continue to be held in trust until the satisfaction of all of Employer's obligations under this Plan.

If elected in the Joinder Agreement, a Participant's benefits (without regard to the amount otherwise vested pursuant to this Plan) may be forfeited on the terms and conditions established by the Employer on the Forfeiture Appendix.

VII. Administration and Interpretation of Terms

A. ***Committee***: The Committee, as designated by the Employer in the Joinder Agreement, shall be the administrator of the Plan, charged with responsibility for the day to day operations of the Plan, to interpret its provisions, implement operational policies and shall have such other authority as may be delegated to them by the Employer. To the extent that the Employer does not name a Committee in the Joinder Agreement, the Employer shall be the administrator and shall designate such persons, from time to time, as may be required to administer the Plan. The Committee may delegate any of its powers, authorities or responsibilities for the administration of the plan to any other Person or committee so designated by it in writing. The Committee may employ such agents as may be necessary for the effective operation of the Plan, including but not limited to attorneys, accountants, service providers and other agents. No member of the Committee shall be personally liable to any person for any action taken or omitted in connection with the interpretation of the Plan, or its operations, unless attributable to that person's own willful misconduct, gross negligence, or lack of good faith. Members of the Committee shall not participate in any action with respect to benefits they may receive as Participants in the Plan.

B. ***Procedures***: The Committee may establish such procedures as are reasonably necessary for the implementation and operation of this Plan. To the extent that such procedures are not directly in conflict with the terms of the Plan, they shall be binding in all respects on the Participants.

C. ***Costs of Administration***: The Employer shall pay all costs of administering this Plan. To the extent that such costs are not paid in a reasonably timely manner, they shall be considered a charge against any Trust established in connection with the establishment of this Plan.

VIII. Limitation of Rights of Participants and Beneficiaries

A. ***No Right of Employment or Other Benefits***: Nothing contained in this Plan shall confer or shall be construed as conferring upon any Participant the right to continue in the employ of the Employer in any specific capacity, for any specific term, or at any specific rate of compensation, all of which remain at the sole discretion of the Employer. Any compensation deferred and any benefits paid under this Plan shall be disregarded in computing benefits under any employee benefit plan of the Employer, except to the extent expressly provided herein.

B. ***General Creditor Status Unfunded Obligation***: This Plan constitutes a mere contractual promise by the Employer to make the future payments as provided under this Plan to Participants and, where applicable, to beneficiaries. Notwithstanding any other provision of this Plan, a Participant and any beneficiary shall be treated as a general creditor of the Employer. Neither a Participant nor any beneficiary shall have any preferred claim on, or any beneficial interest in, any assets of the Employer, or any trust maintained in connection with this Plan which is superior in any manner to the right of any other general and unsecured creditor of the Employer.

C. ***Non-assignable***: None of the benefits, payments, proceeds or claims of any Participant or beneficiary shall be subject to any claim of any creditor of any Participant or beneficiary and the same shall not be subject to attachment, garnishment or other legal process by any creditor of such Participant or beneficiary, nor shall any Participant or beneficiary have any right to alienate, anticipate, commute, pledge, encumber or assign any benefits or payments of proceeds which he or she may expect to receive, contingently or otherwise, under the Plan.

IX. Termination and Modification

The Employer shall have the right to modify or terminate the Plan by written instrument duly executed on behalf of the Employer by its authorized officer. Provided any amendment or termination of the Plan shall not adversely affect the rights of any Participant or beneficiary as to amounts credited to an Account prior to the effective date of such amendment or termination. Written notice of each amendment and of the termination of the Plan shall be provided to each Participant or beneficiary to whom payments have already commenced. Upon termination, the Employer may choose to have payments continue to be made as they come due, or, in its sole discretion, accelerate payments by making lump sum payments to those entitled thereto as to each Account under the Plan.

Notwithstanding the above, this Plan shall not automatically be terminated upon the sale, transfer, merger, or other conveyance of the Employer to, or with another entity, but shall survive unless amended or terminated pursuant to the provisions of this Plan.

X. Parties

The terms of this Plan shall be binding upon the Employer and its successors or assigns and upon any person, persons, or entity acquiring control of the Employer, as that term is defined in the Act, and upon each Participant and any of his/her beneficiaries, heirs, executors and administrators.

XI. Notices

Notices, elections, or designations by a Participant to the Employer shall be addressed to the Employer to the attention of the Plan Administrator. Notices by the Employer to a Participant shall be addressed to the Participant at his or her most recent home address reflected in the records of the Employer.

XII. Effective Date

The effective date of the Plan shall be the date specified in the Joinder Agreement.

XIII. Governing Law

This Plan shall be construed and enforced in accordance with, and shall be governed by, the laws of the state of domicile of the Employer.

Non-Qualified Deferred Compensation Plan
Investment Fund Selection Form

________________________, (the Employer) implementing the ______________ (the "Plan"), hereby designates the following Investment Funds from among the investment fund options available for use with the Strong Non Qualified Deferred Compensation Plan, available for the investment of Plan assets held for Participant's benefit.

(a) ____________________

(b) ____________________

(c) ____________________

(d) ____________________

(e) ____________________

(f) ____________________

(g) ____________________

(h) ____________________

☐ In addition, if selected, an Employer Stock Fund will also be available.

In making the selection of Investment Funds, the Employer hereby confirms and acknowledges that:

- The Employer, or its authorized designee(s) have had the opportunity to request and receive copies of any prospectuses as may be required under applicable federal securities law and regulation, or may have been prudent to review prior to selection of the Investment Funds;

- The Employer has actually received copies of the applicable prospectuses for each Investment Fund actually selected for investment of Plan assets;

- Service Provider or an affiliate may receive fees for services performed as (i) an investment manager of a mutual fund or portfolio which is an asset underlying an Investment Fund; (ii) custodian, distributor or transfer agent for any mutual fund contained within an Investment Fund; or (iii) other services provided in maintaining the investment as an investment available for use in daily valued defined contribution plans serviced by Service Provider (including but not limited to set-up and maintenance fees, sub-transfer agency fees, processing fees, and sub-accounting fees); and the Employer specifically acknowledges that such fees received by Service Provider when aggregated with all other fees constitute reasonable compensation for Service Provider's service to the Plan; and

- The Plan, at the direction of the Employer or other fiduciary, may redeem its interest in any such Investment Fund on reasonably short notice (as may be specified in appropriate disclosure information with respect to each such Investment Fund) without penalty.

Service Provider agrees to follow the Employer's direction with respect to offering the investment funds available for the investment of the Plan assets.

In Witness Whereof, the Employer, by its duly authorized representative, has executed this document in connection with the adoption of the Plan utilizing the Strong Non-Qualified Deferred Compensation Plan services, as provided by the Service Provider.

Employer:

By:____

Title:

Non-Qualified Deferred Compensation Plan Joinder Agreement

NOTICE: Non-qualified deferred compensation plans have significant tax consequences to both the Employer and Participants. These tax consequences may be adverse if the non-qualified deferred compensation plan is not appropriately designed pursuant to Internal Revenue Service and Department of Labor requirements. ***Use of this Non-Qualified Deferred Compensation Plan Joinder Agreement is specifically conditioned upon the Employer's receipt of written acknowledgment by an attorney, accountant, or other tax professional representing the Employer that the Employer has reviewed the tax ramifications of the use of a non-qualified deferred compensation plan, and this document and any related documents; and (ii) that the Employer understands and assumes all responsibility relating to the tax consequences of using this document.***

The provisions selected in this Agreement are to be interpreted in conjunction with the Strong Non-Qualified Deferred Compensation Plan Document ("Plan Document"), which is incorporated herein.

The Employer hereby establishes or restates, as designated below, a non-qualified deferred compensation plan for certain key management or other highly compensated employees who are eligible to participate in this plan, pursuant to its terms.

I. Employer Information

Name: **Thor Industries, Inc.**

Address: **419 West Pike Street**

Jackson Center, Ohio 45334

Telephone: **(937) 596-6849**

Primary Contact: **Dean Bruick**

Employer EIN: **93-0768752** Type of Entity: **C Corporation**

Employer Fiscal Year end: **July 31**

II. Plan Information

A. ***Plan Name:***

The Employer hereby restates the Thor Industries, Inc. Deferred Compensation Plan ("Plan"), a non-qualified deferred compensation plan, as of February 1, 2003, which benefits certain key management or other highly compensated employees, and which was originally effective as of June 1, 2000.

B. ***Plan Year*** shall mean the twelve consecutive month period ending on December 31, 2003 and each anniversary thereafter. If the Effective Date of this Plan is not twelve months prior to the initial Plan Year end specified, a short first Plan Year shall result, which shall have only that impact as described in the Plan Documents.

C. **Coverage:**

> **NOTICE: Only those Employees who are considered part of a "select group of management or other highly compensated employees" as defined by the Department of Labor in Reg. §2520.104-23 should be included as participants. Inclusion of employees not falling within the DOL "top-hat" exemption may cause the Plan to be within the purview of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), requiring compliance with certain minimum coverage, participation, and funding requirements.**

Only the following (classification of) Employees shall be eligible to be selected as a Participant in this Plan: All officers and other key employees as designated by the Employer.

Those Eligible Employees who have been selected as Participants in the Plan shall be designated on an addendum to this Plan which shall be modifiable to include, or exclude Eligible Employees as Participants in this Plan.

D. **Compensation**

Compensation used to determine the amount of Elective Deferral Contributions with respect to any Participant means:

Wages, salaries, fees for professional services and other amounts received (whether or not the amount is paid in cash) for personal services actually performed in the course of employment with the Employer or an Affiliate to the extent that such amounts are includable in gross income, including but not limited to commissions paid to salespersons, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, bonuses, but not including those items excludable under the definition of compensation under Treas. Reg. Section 1.415-2(d)(3).

For Plan purposes Compensation will be determined before Elective Deferrals and other salary reduction amounts that are not included in the Participant's gross income under Code section 125, 402(e), 402(h) or 403(b).

E. **Contributions**

1. The Employer may make contributions to this Plan, for the benefit of the Participant, as may be elected below:

   Elective Deferrals. Participants may elect to reduce their Compensation and to have Elective Deferrals credited to their Accounts by making an election under the Plan (which may be changed each year as described in the Plan). The amount a Participant can defer is:

   (a) The minimum Elective Deferral amount shall be 1% of the Participant's Compensation.

   (b) The maximum Elective Deferral amount shall be $20,000.

(c) The Contribution Period for Elective Deferrals shall be the payroll period.

Matching Contributions. The Employer will decide from year to year whether Matching Contributions will be made and will notify Participants annually of the manner in which Matching Deferrals will be calculated for the subsequent year.

Discretionary Incentive Contributions. The Employer may make Discretionary Incentive Contributions at such times, and in such amounts, as the Employer elects.

Subject to the approval of Strong Capital Management, Inc., or an affiliate, which shall not be unreasonably withheld, and notwithstanding the terms of this Plan, the Employer may enter into an agreement with each Participant, specifying that Employer Special Contributions be made to the Plan and allocated to the Account of the Participant pursuant to the terms of that agreement.

F. **Forfeiture Provisions:**

(1) Vesting provisions:

(a) The Participant's Account, attributable to Employer Contributions, shall vest in him or her upon completion of three (3) Years of Service.

(b) ***Years of Service*** for ***vesting*** shall mean the period commencing on the Employee's Date of Hire and ending on each annual anniversary of the Employee's Date of Hire.

(c) Vesting Years of Service shall be counted for all years of service of the Employee with the employer beginning with the Employee's Date of Hire.

(d) Notwithstanding the provisions of this Item of the Joinder Agreement, a Participant shall become fully vested in his Accounts subject to a vesting schedule upon a Change of Control (as defined in the attached Schedule H, "Change of Control").

G. **Investments:**

(1) Participants may elect to have amounts credited to their Account(s) invested among Investment Funds, selected by the Employer. Such election may be changed once during each business day that the Trustee and the New York Stock Exchange are open.

(2) The Participant will designate into which Investment Funds all contributions to their accounts are deemed invested.

H. **Distributions:**

(1) Payment of Benefits. Benefits shall be paid in such form as may be specified following. To the extent that more than one form of benefit is authorized, the Participant shall, prior to the commencement of participation in the Plan, irrevocably elect in writing the form in which benefits will be paid.

Prior to the Participant's attainment of age 55, the only form of benefit is a Single Lump Sum Distribution. Following the attainment of age 55, a Participant may elect to have benefits paid in a Single Lump Sum, or equal annual installments not to exceed five years. A Participant will have one opportunity in the year prior to attaining age 55 to change their distribution option. Any such change will be effective for all balances in the Participant's account.

(2) Time for payment of benefits. Benefits shall be payable at the times specified below. To the extent that more than one time for the payment of benefits is authorized, the Participant shall, prior to the commencement of participation in the Plan, irrevocably elect in writing the time benefits will be paid.

(a) Upon termination of employment with the Employer.

(b) Within one year after a Change of Control.

(c) Upon the Participant's death or disability.

(d) On account of a severe financial hardship due to an unforeseen emergency, pursuant to the provisions of Plan Document.

IN WITNESS WHEREOF, this Plan (which are specifically incorporated by this reference) is adopted by appropriate corporate action this 27th day of January, 2003.

Thor Industries, Inc.:

By:______________________________________

and

____

Schedule H

Change of Control

Change of Control shall be defined, for purposes of the Plan and Trust, as follows:[1]

(c) "Change in Control" shall mean the occurrence of any one of the following events:

(i) any "person" (as such term is defined in Section 3(a)(9) of the Exchange Ace and as used in Sections 13 (d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); provided, however, that the event described in this paragraph (i) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any subsidiary, (B) by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Control Transaction (as defined in paragraph (iii)), or (E) a transaction (other than one described in (iii) below) in which Company Voting Securities are acquired from the Company, if a majority of the Incumbent Board (as defined below) approves a resolution providing expressly that the acquisition pursuant to this clause (E) does not constitute a Change in Control under this paragraph (i);

(ii) individuals who, on the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be considered a member of the Incumbent Board; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be a member of the Incumbent Board;

---

[1] The definition of Change of Control must include objective criteria, such as: "the purchase or other acquisition by any person, entity or group of persons, within the meaning of section 13(d) or 14(d) of the Securities Exchange Act of 1934 ("Act"), or any comparable successor provisions, of beneficial ownership (within the meaning of Rule l3d-3 promulgated under the Act) of 30 percent or more of either the outstanding shares of common stock or the combined voting power of Company's then outstanding voting securities entitled to vote generally, or the approval by the stockholders of Company of a reorganization, merger, or consolidation, in each case, with respect to which persons who were stockholders of Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50 percent of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated Company's then outstanding securities, or a liquidation or dissolution of Company or of the sale of all or substantially all of Company's assets."

(iii) the shareholders of the Company approve a merger, consolidation, share exchange or similar form of corporate reorganization of the Company or any such type of transaction involving the Company or any of its subsidiaries (whether for such transaction or the issuance of securities in the transaction or otherwise) (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of the publicly traded corporation resulting from such Business Combination (including, without limitation, any corporation which directly or indirectly has beneficial ownership of 100% of the Company Voting Securities or all or substantially all of the assets of the Company and its subsidiaries) eligible to elect directors of such corporation would be represented by shares that were Company Voting Securities immediately prior to such Business Combination (either by remaining outstanding or being converted), and such voting power would be in substantially the same proportion as the voting power of such Company Voting Securities immediately prior to the Business Combination, (B) no person (other than any publicly traded holding company resulting from such Business Combination, any employee benefit plan sponsored or maintained by the Company (or the Corporation resulting from such Business Combination), or any person which beneficially owned, immediately prior to such Business Combination, directly or indirectly, 50% or more of the Company Voting Securities (a "Company 50% Stockholder") would become the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the corporation resulting from such Business Combination and no Company 50% Stockholder would increase its percentage of such total voting power, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination would be members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (a "Non-Control Transaction"); or

(iv) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the Company's assets.

Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which, by reducing the number of Company Voting Securities outstanding, increases the percentage of shares beneficially owned by such person; provided, that if a Change in Control of the Company would occur as a result of such an acquisition by the Company (if not for the operation of this sentence), and after the Company's acquisition such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, then a Change in Control of the Company shall occur.

Exhibit 10.6

AMENDMENT

Thor Industries, Inc. Deferred Compensation Plan

WHEREAS, Thor Industries, Inc. (hereinafter "Employer") established the Thor Industries, Inc. Deferred Compensation Plan (hereinafter "Plan") effective June 1, 2000 for the benefit of its Eligible Employees and their Beneficiaries; and

WHEREAS, the Employer reserved the right to amend the Plan under the terms thereof; and

NOW THEREFORE, effective January 1, 2005, Part E.1.b of the Joinder Agreement is amended as follows:

- Beginning with the 2005 Plan Year, the maximum elective Deferral amount shall be $25,000.

IN WITNESS WHEREOF, the Employer has hereunto affixed its signature on this

_____day of ___________, 20_____.

EMPLOYER:

Thor Industries, Inc.

____

By: ____________________________________

Name: __________________________________

Title: ___________________________________

Exhibit 21.1

Subsidiaries of the Registrant

The subsidiaries of the Registrant, excluding those which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of July 31, 2007, are:

Airstream, Inc. *(a Nevada corporation)*
Citair, Inc. *(a Pennsylvania corporation)*
Citair, Inc. does business in Canada under the name "General Coach."
DS Corp. dba CrossRoads RV *(an Indiana corporation)*
Damon Corporation *(a Delaware corporation)*
Dutchmen Manufacturing, Inc. *(a Delaware corporation)*
Four Winds International, Inc. *(a Delaware corporation)*
Thor California, Inc. *(a Delaware corporation)*
Komfort Corp. *(a Delaware corporation)*
Keystone RV Company *(a Delaware corporation)*
ElDorado National California, Inc. *(a California corporation)*
ElDorado National Kansas, Inc. *(a Kansas corporation)*
Champion Bus, Inc. *(a Delaware corporation)*
General Coach America, Inc. *(a Delaware corporation)*
Goshen Coach, Inc. *(a Delaware corporation)*
Thor Tech, Inc. *(a Nevada corporation)*
T.H.O.R. Insurance Company Limited *(a Bermuda corporation)*

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Wade F.B. Thompson, certify that:

1. I have reviewed this annual report on Form 10-K of Thor Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2007

/S/ WADE F. B. THOMPSON
Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Walter L. Bennett, certify that:

1. I have reviewed this annual report on Form 10-K of Thor Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2007

/S/ WALTER L. BENNETT
Walter L. Bennett
Chief Financial Officer

Exhibit 32.1

SARBANES-OXLEY ACT SECTION 906 CERTIFICATION

In connection with this annual report on Form 10-K of Thor Industries, Inc. for the period ended July 31, 2007, I, Wade F. B. Thompson, Chairman, President and Chief Executive Officer of Thor Industries, Inc., hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. this Form 10-K for the period ended July 31, 2007 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in this Form 10-K for the period ended July 31, 2007 fairly presents, in all material respects, the financial condition and results of operations of Thor Industries, Inc.

Date: September 28, 2007

/S/ WADE F. B. THOMPSON
Wade F. B. Thompson
Chairman, President and Chief Executive Officer
(principal executive officer)

Exhibit 32.2

SARBANES-OXLEY ACT SECTION 906 CERTIFICATION

In connection with this annual report on Form 10-K of Thor Industries, Inc. for the period ended July 31, 2007, I, Walter L. Bennett, Chief Financial Officer of Thor Industries, Inc., hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. this Form 10-K for the period ended July 31, 2007 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in this Form 10-K for the period ended July 31, 2007 fairly presents, in all material respects, the financial condition and results of operations of Thor Industries, Inc.

Date: September 28, 2007

/S/ WALTER L. BENNETT
Walter L. Bennett
Chief Financial Officer
(principal financial and accounting officer)

END

THOR
INDUSTRIES, INC.

419 West Pike Street • Jackson Center, OH 45334 • 937-596-6849 • www.thorindustries.com

THO
LISTED
NYSE